Exhibit 99.1

HUTCHMED Reports 2022 Interim Results and Provides Business Updates

Oncology/Immunology revenues up 113% to $91.1 million, due to ELUNATE®, SULANDA ® and ORPATHYS® growth

First presentation of SAVANNAH data showing 52% response rate and 9.6 month duration of response in 2L+ post-TAGRISSO® NSCLC1 patients with high MET2 levels and no prior chemotherapy

Initiated six new trials thus far in 2022 with a further six starting, including with five new drug candidates

FRESCO-2 Phase III, our first global multi-regional clinical trial, on track to read out in August 2022

Company to Host Interim Results Call & Webcast Today at 8 p.m. HKT / 1 p.m. BST / 8 a.m. EDT

Hong Kong, Shanghai & Florham Park, NJ — Monday, August 1, 2022: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13), the innovative, commercial-stage biopharmaceutical company, today reports its unaudited financial results and provides updates on key clinical and commercial developments for the six months ended June 30, 2022.

All amounts are expressed in U.S. dollars unless otherwise stated.

2022 INTERIM RESULTS & BUSINESS UPDATES

“HUTCHMED has continued to make good progress in the last six months,” said Mr Simon To, Chairman of HUTCHMED.

“We have driven revenue growth in our innovative portfolio of marketed drugs. With ELUNATE® for CRC3 and following last year’s successful launches of ORPATHYS® for MET-driven NSCLC and SULANDA® for epNETs4 and pNETs5, this will be the first full year of product sales from three novel, in-house discovered oncology products in China, with strong sales momentum. We have also significantly expanded our in-house commercial team to drive growth. On top of this, in June we announced that TAZVERIK® was approved for use in the Hainan Pilot Zone, bringing the clinical benefits of a fourth product to patients in China.”

“Our experienced clinical team has also made progress in the first half of this year. We have initiated a number of key early-stage trials and our later-stage pipeline of on-going studies are also moving at a steady pace, with promising new data from the SAVANNAH study of savolitinib combined with osimertinib being presented in more detail in August. We believe that the achievement of these milestones demonstrates the depth and potential of our R&D6 pipeline, which is the core of our business and the foundation for our growth in the years ahead.”

“HUTCHMED continues to be well-financed, which positions us well to continue delivering on our strategic objectives. We are a global biopharmaceutical company developing high quality, novel oncology and immunology drug candidates for patients across the world and under the leadership of Dr Weiguo Su, our new Chief Executive Officer, I have great hope for the future.”

Dr Weiguo Su said, “In HUTCHMED, I see a company with exciting science and a first-in-class or differentiated, best-in-class pipeline of clinical-stage candidates, each with substantial prospects for additional indications and combinations, which is exceptional, particularly in the China biopharma industry.”

“After driving our innovation as Head of Research and Chief Scientific Officer for the last 16 years, I was delighted to become the Chief Executive Officer earlier this year and am very excited about the next chapter of our growth.”

“There are several reasons which underline the opportunity in our future. These include our expected ongoing growth of ORPATHYS®, SULANDA® and ELUNATE® revenues in China, and FRESCO-2, our first global, multi-regional clinical trial, which is due to read out later this month. While receiving a Complete Response Letter for surufatinib from the U.S. FDA7 earlier this year and our decision today to withdraw the EMA8 MAA9 are a disappointment, it has no impact on our global development strategy. We will continue to leverage our solid balance sheet, strong commercial capability with extensive China coverage that generates cash, pipeline of innovative products and world-class people, as we work towards our goal of being a leading global biopharmaceutical company.”

I. COMMERCIAL OPERATIONS

●	Total revenues increased 28% to $202.0 million in the first half of 2022 (H1-21: $157.4m), driven by commercial progress on our three in-house developed oncology drugs ELUNATE®, SULANDA ® and ORPATHYS®;
●	Oncology/Immunology consolidated revenues were up 113% to $91.1 million (H1-21: $42.9m);
●	Continuing expansion of in-house oncology commercial organization in China, which in the first half of 2022 numbered about 820 personnel (end 2021: ~630) covering around 3,000 oncology hospitals and around 30,000 oncology physicians;
●	ELUNATE® (fruquintinib) in-market sales[10] in the first half of 2022 increased 26% to $50.4 million (H1-21: $40.1m), reflecting its expanding lead in market share, particularly in tier 2 and 3 cities;
●	SULANDA® (surufatinib) in-market sales in the first half of 2022 of $13.6 million (H1-21: $8.0m), reflecting its first time NRDL[11] inclusion which started in January 2022;
●	ORPATHYS® (savolitinib) in-market sales in the first half of 2022 of $23.3 million (H1-21: nil) following its launch in the second half of 2021 through AstraZeneca’s extensive oncology commercial organization. Rapid initial self-pay uptake due to being the first-in-class selective MET inhibitor in China;
●	TAZVERIK® (tazemetostat) successfully launched in Hainan province in China in June 2022; and
●	Successful management of commercial operations despite challenges of pandemic-related lockdowns, particularly in Shanghai in April and May 2022.

$’millions	In-market Sales*			Consolidated Revenues**
	H1 2022	H1 2021	% Change	H1 2022	H1 2021	% Change
	Unaudited			Unaudited
ELUNATE®	$50.4	$40.1	26%	$36.0	$29.8	21%
SULANDA®	$13.6	$8.0	69%	$13.6	$8.0	69%
ORPATHYS®	$23.3	—	—	$13.8	—	—
TAZVERIK®	$0.1	—	—	$0.1	—	—
Product Sales	$87.4	$48.1	82%	$63.5	$37.8	68%
Other R&D services income				$12.6	$5.1	149%
Milestone payment				$15.0	—	—
Total Oncology/Immunology				$91.1	$42.9	113%

* = For ELUNATE® and ORPATHYS®, represents total sales to third parties as provided by Lilly12 and AstraZeneca, respectively;

** = For ELUNATE® and ORPATHYS®, represents manufacturing fees, commercial service fees and royalties paid by Lilly and AstraZeneca, respectively, to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; for SULANDA® and TAZVERIK®, represents the Company’s sales of the products to third parties.

II. REGULATORY UPDATES

China

●	Received Breakthrough Therapy Designation in China for sovleplenib (HMPL-523) in January 2022 for the treatment of ITP[13];
●	Received approval for TAZVERIK® in the Hainan Boao Lecheng International Medical Tourism Pilot Zone in May 2022 for the treatment of certain patients with epithelioid sarcoma or follicular lymphoma; and

●	Received Macau approvals for ELUNATE®and SULANDA®, the first drugs approved in the territory based on China NMPA[14] approval, following regulatory updates in Macau.

U.S. and Europe

●	Surufatinib U.S. FDA Complete Response Letter was received in April 2022, after the NDA[15] filing was accepted in June 2021, following Fast Track and Orphan Drug designations in 2020 and 2019, respectively;
o	The letter indicates that a multi-regional clinical trial that includes subjects more representative of the U.S. population and aligned with current U.S. medical practice is required; and
o	Pandemic-related issues concerning inspection access also contributed to the FDA action.
●	HUTCHMED has decided to withdraw the surufatinib MAA filed with the EMA, following interactions with EMA reviewers which suggested that there is a low probability of a positive opinion on the MAA;
o	EMA indicated that the SANET studies were not representative of patients and medical practice in the EU16; and
o	The requisite pre-approval on-site inspections are currently subject to restrictions in China.
●	Discussions on the path forward are ongoing with U.S. and EU regulators.

III. CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET being developed broadly across MET-driven patient populations in lung, gastric and papillary renal cell carcinomas

Major milestones and data presentations for savolitinib in 2022:

●	Presentation of the SAVANNAH global Phase II study (NCT03778229) for the savolitinib plus TAGRISSO® combination in NSCLC patients harboring EGFR[17] mutation and MET amplification or overexpression at WCLC[18] 2022;
o	Results showed improved response rates with increasing levels of MET aberration. Overall results are consistent with TATTON and ORCHARD global studies, but demonstrate higher response, DoR[19] and PFS[20] among patients with higher MET levels, particularly among those with no prior chemotherapy;
●	Opened enrollment for SAFFRON, a global, pivotal Phase III study for the savolitinib plus TAGRISSO® combination (NCT05261399). Enrolled patients will have MET levels consistent with the higher MET level patient groups in SAVANNAH and have had no prior chemotherapy; and
●	Presented final Phase II OS21 in patients with MET exon 14 skipping alteration NSCLC at ELCC[22] 2022 (NCT02897479).

Potential upcoming clinical and regulatory milestones for savolitinib:

●	Initiate SOUND, a China Phase II study for the savolitinib plus IMFINZI® combination in EGFR wild-type NSCLC patients with MET alterations (NCT05374603).

Fruquintinib (ELUNATE® in China), a highly selective oral inhibitor of VEGFR23 1/2/3 designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability; approved and launched in China

Major milestones and data presentations for fruquintinib in 2022:

●	Presented preliminary data from the U.S. Phase Ib monotherapy study of fruquintinib in patients with refractory metastatic CRC (NCT03251378) at the 2022 ASCO GI24 Gastrointestinal Cancers Symposium; and

●	Completed enrollment of the FRUTIGA China Phase III registration study (NCT03223376) in about 700 advanced gastric cancer patients.

Potential upcoming clinical and regulatory milestones for fruquintinib:

●	Report top-line results of the global Phase III FRESCO-2 registration trial (NCT04322539) in 691 refractory metastatic CRC patients, recruited from 14 countries including U.S., EU, Japan and Australia, in August 2022 as the pre-specified number of OS events that triggers the primary analysis has occurred;
●	If FRESCO-2 is positive, HUTCHMED plans to initiate discussions with regulatory authorities to apply for fruquintinib marketing authorization with the U.S. FDA, the EMA and the Japanese PMDA[25] in the second half of 2022, with submissions targeted for completion in 2023; and
●	Plan to initiate Phase III studies of fruquintinib plus PD-1 inhibitor TYVYT® combination in multiple indications in China.

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR26 and CSF-1R27 designed to inhibit tumor angiogenesis and promote the body’s immune response against tumor cells via tumor associated macrophage regulation; approved and launched in China

Major data presentation for surufatinib in 2022:

●	Presented a pooled analysis of safety data from the SANET-p and SANET-ep studies at the 2022 ASCO[28] annual meetings.

Potential upcoming clinical and regulatory milestones for surufatinib:

●	Submit for presentation data from the Phase Ib/II global combination study with tislelizumab at a scientific conference in 2023;
●	Submit for presentation further Phase II data for the PD-1 inhibitor TUOYI® combination study in China for thyroid cancer, non-small cell lung cancer and endometrial cancer cohorts at a scientific conference in 2023; and
●	Complete bridging study in NET patients in Japan (NCT05077384) in the first half of 2023 and discuss results with the Japanese PMDA.

Amdizalisib (HMPL-689), an investigative and highly selective oral inhibitor of PI3Kδ29 designed to address the gastrointestinal and hepatotoxicity associated with currently approved and clinical-stage PI3Kδ inhibitors

Potential upcoming clinical and regulatory milestones for amdizalisib:

●	Plan for additional Phase II studies with potential for registration intent in China in additional relapsed/refractory lymphoma indications;
●	Initiate studies in combination with tazemetostat and other anti-cancer therapies in China; and
●	Complete recruitment of patients for two Phase II studies with potential for registration in China for the treatment of follicular lymphoma (with Breakthrough Therapy Designation) around the end of 2022 and marginal zone lymphoma in the first half of 2023 (NCT04849351).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk30, an important component of the Fc receptor and B-cell receptor signaling pathway, for the treatment of hematological malignancies and immune diseases

Potential upcoming clinical milestones for sovleplenib:

●	Complete enrollment of the ESLIM-01 Phase III pivotal study in primary ITP (NCT03951623) in China around year end, with readout in 2023;

●	Initiate Phase I study in the U.S. in patients with ITP in 2023;
●	Initiate Phase II Proof-of-Concept study in warm AIHA[31] in China; and
●	Initiate exploratory Phase II trial in patients with severe or critical COVID-19 requiring hospitalization and supplemental oxygen, subject to COVID-19 outbreak.

Tazemetostat (TAZVERIK® in the U.S., Japan and the Hainan Pilot Zone), a first-in-class, oral inhibitor of EZH2 licensed from Epizyme32 for which HUTCHMED is collaborating to research, develop, manufacture and commercialize in Greater China

Major milestones and data presentations for tazemetostat in 2022:

●	Initiated a bridging study in follicular lymphoma patients in China for conditional registration based on U.S. approvals; and
●	Epizyme presented updated data from the Phase Ib portion of the global SYMPHONY-1 Phase III trial at ASCO (NCT04224493) of tazemetostat combined with lenalidomide and rituximab (R2) in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy.

Potential upcoming clinical and regulatory milestones for tazemetostat:

●	Initiate the China portion of the global SYMPHONY-1 Phase III trial (NCT04224493); and
●	Initiate Phase II combination studies with amdizalisib and other HUTCHMED assets.

HMPL-306, an investigative and highly selective oral inhibitor of IDH1/233 designed to address resistance to the currently marketed IDH inhibitors

Potential upcoming clinical and regulatory milestones for HMPL-306:

●	Initiate dose expansion portion of the Phase I study in hematological malignancies in China in early 2023; and
●	Initiate indication specific dose expansion cohorts of a Phase I study in the U.S. and Europe in patients with an IDH1 and/or IDH2 mutation in mid-2023 (NCT04762602).

HMPL-760, an investigative, highly selective, third-generation oral inhibitor of BTK34 with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes

●	Initiated China Phase I trial (NCT05190068) in patients with advanced hematological malignancies in January 2022; and
●	Initiating U.S. Phase I trial (NCT05176691) in patients with advanced hematological malignancies in mid-2022.

HMPL-453, an investigative and highly selective oral inhibitor of FGFR 1/2/3

●	Initiated combination studies with other anti-cancer therapies, including chemotherapies or PD-1 antibodies, in China in January 2022 (NCT05173142).

HMPL-295, an investigative and highly selective oral inhibitor of ERK in the MAPK pathway35 with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

●	Continuing to enroll Phase I trial (NCT04908046) in patients with advanced solid tumors in China.

HMPL-653, an investigative, oral, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combinations

●	Initiated Phase I trial in China (NCT05190068) in patients with advanced malignant solid tumors and tenosynovial giant cell tumors in January 2022.

HMPL-A83, an investigative, differentiated, red blood cell sparing CD47 monoclonal antibody

●	Initiated Phase I trial in China (NCT05429008) in patients with advanced malignant neoplasms in July 2022.

Inmagene collaboration update

●	Phase I trial initiated in Australia for IMG-007, an investigative, OX40 antagonistic monoclonal antibody designed to selectively shut down OX40+ T cell function, thereby providing a treatment option for pathological OX40+ T cell-mediated immune diseases such as atopic dermatitis, in healthy volunteers and patients with severe atopic dermatitis in July 2022 (NCT05353972); and
●	Phase I trial initiation imminent in healthy volunteers following IND[36] clearance in the US for IMG-004, a reversible, non-covalent, highly selective oral BTK inhibitor designed to target immunological diseases (NCT05349097).

IV. MANUFACTURING

●	Increased production of commercial supplies of ELUNATE®, SULANDA® and ORPATHYS® to meet demand;
●	Initiated NDA enabling studies including registration stability studies and process validation for amdizalisib and sovleplenib; and
●	Continued construction of our new flagship Shanghai manufacturing facility on schedule – this facility is designed to increase our novel drug product manufacturing capacity by over five-fold. Equipment installation is planned for late 2022, with Good Manufacturing Practice (GMP) compliance targeted for late 2023.

V. OTHER VENTURES

Other Ventures include our profitable prescription drug marketing and distribution platforms

●	Other Ventures consolidated revenues fell 3% (-4% at CER37) to $110.9 million (H1-21: $114.5m);
●	SHPL[38] non-consolidated joint venture revenues grew by 18% (16% at CER) to $212.4 million (H1-21: $180.4m); and
●	Consolidated net income attributable to HUTCHMED from our Other Ventures increased by 19% (16% at CER) to $35.4 million (H1-21: $29.8m, excluding net income attributable to HUTCHMED of $11.5 million contributed from HBYS[39] which was disposed in September 2021), which primarily included net income contributed from SHPL of $33.6 million (H1-21: $28.6m).

VI. IMPACT OF COVID-19

COVID-19 had some impact on our research, clinical studies and our commercial activities in the first half of 2022, particularly with respect to hospital lockdowns, travel restrictions, and shipping difficulties. Sites in Shanghai were particularly impacted during April and May. Measures were put in place to minimize the impact of such restrictions to the extent possible, including online patient follow-up and the retention of core research teams on-site to maintain critical activities, with business returning to normal in June. We will continue to closely monitor the evolving situation.

VII. SUSTAINABILITY

The Group is committed to the long-term sustainability of its businesses and the communities in which we conduct business. In the first half of 2022, we published 2021 Sustainability Report of HUTCHMED, detailing our environmental, social and governance performance of HUTCHMED during 2021, including our sustainability governance, stakeholder engagement and materiality analysis, business ethics, environmental performance, research and development, responsible commercialization, and human capital management.

Five new sustainability-related policies and statements – Sustainability Policy, Environmental Policy, Health and Safety Policy, Human Rights Policy and Modern Slavery and Human Trafficking Statement – were published along with the 2021 Sustainability Report, serving to demonstrate our commitment in sustainability, enriched and more transparent disclosures, as well as acting as an important gateway to communicate with our stakeholders in all sustainability matters.

In the second half of 2022, we will continue our efforts in facilitating discussions regarding relevant sustainability issues and opportunities, including climate-related issues, and actively looking to set our own sustainability targets and goals.

VIII. U.S. LISTING

The Holding Foreign Companies Accountable Act, or the Act, was signed into law in December 2020.  It provides that if the U.S. Securities and Exchange Commission (SEC) determines that a U.S.-listed company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (PCAOB) for three consecutive years beginning in 2021, the SEC shall prohibit such company’s shares or ADSs40 from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

As had been expected, following its adoption of implementing rules pursuant to the Act, the SEC named over 150 companies, including HUTCHMED, to its conclusive list of issuers identified under these rules. Under the current terms of the Act, the Company's ADSs will be delisted from the Nasdaq Stock Market in early 2024, unless the Act is amended to exclude the Company or the PCAOB is able to conduct a full inspection of the Company's auditor during the required timeframe. In addition, legislation is being considered in the U.S. to shorten the number of non-inspection years from three years to two. In the case that such legislation becomes law, it will reduce the time period before our ADSs could be delisted from the Nasdaq Stock Market and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

This has had no impact on the Company’s business operations. We continue to monitor market developments and evaluate all strategic options, with the appropriate counsel and guidance.

The Company’s ADSs, each of which represents five ordinary shares, continue to trade uninterrupted on the Nasdaq Global Select Market. Its ordinary shares are also admitted for trading in London on the AIM market, and are primary listed on HKEX41. The shares listed on HKEX and AIM are fully fungible with the shares represented by the Company’s ADSs.

INTERIM 2022 FINANCIAL RESULTS

Cash, Cash Equivalents and Short-Term Investments were $826.2 million as of June 30, 2022 compared to $1,011.7 million as of December 31, 2021.

●	Adjusted Group (non-GAAP42) net cash flows excluding financing activities in the first half of 2022 were -$110.9 million (H1-21: -$63.1m) mainly due to increased spending on Oncology/Immunology R&D and China commercial operations; and
●	Net cash used in financing activities in the first half of 2022 totaled $74.6 million (H1-21: net cash generated from financing activities of $578.3m) mainly due to the repayments of bank borrowings and purchases of ADSs by a trustee for the settlement of equity awards.

Revenues for the six months ended June 30, 2022 were $202.0 million compared to $157.4 million in the six months ended June 30, 2021.

●	Oncology/Immunology consolidated revenues increased 113% (111% at CER) to $91.1 million (H1-21: $42.9m) resulting from:

ELUNATE® revenues increased 21% to $36.0 million (H1-21: $29.8m) in manufacturing revenues, promotion and marketing service revenues and royalties, as our in-house sales team increased in-market sales 26% to $50.4 million (H1-21: $40.1m), as provided by Lilly;

SULANDA® revenues increased 69% to $13.6 million (H1-21: $8.0m), after inclusion on the NRDL starting in January 2022;

ORPATHYS® revenues of $13.8 million (H1-21: nil), in manufacturing revenues and royalties. AstraZeneca reported $23.3 million in-market sales (H1-21: nil) of ORPATHYS® in first half of 2022;

TAZVERIK® revenues of $0.1 million following its successful launch in Hainan in June 2022;

Milestone payment of $15.0 million (H1-21: nil), to us by AstraZeneca, was triggered in February 2022 upon initiation of start-up activities for SAFFRON; and

Other R&D services income of $12.6 million (H1-21: $5.1m), which were primarily fees from AstraZeneca and Lilly for the management of development activities in China.

●	Other Ventures consolidated revenues decreased 3% (-4% at CER) to $110.9 million (H1-21: $114.5m), mainly due to lower sales of consumer products. This excludes the strong 18% (16% at CER) growth in non-consolidated revenues at SHPL of $212.4 million (H1-21: $180.4m).

Net Expenses for the six months ended June 30, 2022 were $364.9 million compared to $259.8 million in the six months ended June 30, 2021.

●	Cost of Revenues were $137.3 million (H1-21: $123.2m), the majority of which were the cost of third-party prescription drug products marketed through our profitable Other Ventures, as well as costs associated with ELUNATE®, including the provision of promotion and marketing services to Lilly, and the costs for SULANDA® and ORPATHYS® which commenced commercial sales in July 2021;
●	R&D Expenses were $181.7 million (H1-21: $123.1m), which increased mainly as a result of an expansion in the active development of our novel oncology drug candidates. Our international clinical and regulatory operations in the U.S. and Europe incurred expenses of $83.6 million (H1-21: $59.3m), while R&D expenses in China were $98.1 million (H1-21: $63.8m);
●	SG&A Expenses[43] were $79.8 million (H1-21: $54.8m), which increased primarily due to higher staff costs and selling expenses to support rapidly expanding operations. This included the scaling of a national oncology commercial infrastructure in China and in the U.S.; and
●	Other Items generated net income of $33.9 million (H1-21: $41.3m), which decreased primarily due to a reduction in equity in earnings of equity investees of $9.4 million after the divestiture of our interest in HBYS in September 2021.

Net Loss attributable to HUTCHMED for the six months ended June 30, 2022 was $162.9 million compared to $102.4 million in the six months ended June 30, 2021.

●	As a result, the net loss attributable to HUTCHMED in the first half of 2022 was $0.19 per ordinary share / $0.96 per ADS, compared to net loss attributable to HUTCHMED of $0.14 per ordinary share / $0.70 per ADS in the six months ended June 30, 2021.

FINANCIAL SUMMARY

Condensed Consolidated Balance Sheets Data

(in $’000)

	As of June 30,	As of December 31,
	2022	2021
	(Unaudited)
Assets
Cash and cash equivalents and short-term investments	826,200	1,011,700
Accounts receivable	77,078	83,580
Other current assets	118,959	116,796
Property, plant and equipment	44,059	41,275
Investments in equity investees	82,999	76,479
Other non-current assets	45,038	42,831
Total assets	1,194,333	1,372,661
Liabilities and shareholders’ equity
Accounts payable	51,005	41,177
Other payables, accruals and advance receipts	233,606	210,839
Bank borrowings	418	26,905
Other liabilities	57,455	54,226
Total liabilities	342,484	333,147
Company’s shareholders’ equity	799,728	986,893
Non-controlling interests	52,121	52,621
Total liabilities and shareholders’ equity	1,194,333	1,372,661

Condensed Consolidated Statements of Operations Data

(Unaudited, in $’000, except share and per share data)

	Six Months Ended June 30,
	2022	2021
Revenues:
Oncology/Immunology – Marketed Products	63,517	37,795
Oncology/Immunology – R&D	27,552	5,056
Oncology/Immunology consolidated revenues	91,069	42,851
Other Ventures	110,978	114,511
Total revenues	202,047	157,362
Operating expenses:
Costs of revenues	(137,318)	(123,249)
Research and development expenses	(181,741)	(123,050)
Selling and general administrative expenses	(79,742)	(54,797)
Total operating expenses	(398,801)	(301,096)
	(196,754)	(143,734)
Other (expense)/income, net	(3,882)	3,287
Loss before income taxes and equity in earnings of equity investees	(200,636)	(140,447)
Income tax benefit/(expense)	4,215	(1,859)
Equity in earnings of equity investees, net of tax	33,549	42,966
Net loss	(162,872)	(99,340)
Less: Net loss/(income) attributable to non-controlling interests	11	(3,057)
Net loss attributable to HUTCHMED	(162,861)	(102,397)
Losses per share attributable to HUTCHMED – basic and diluted (US$ per share)	(0.19)	(0.14)
Number of shares used in per share calculation – basic and diluted	849,283,553	729,239,181
Losses per ADS attributable to HUTCHMED – basic and diluted (US$ per ADS)	(0.96)	(0.70)
Number of ADSs used in per share calculation – basic and diluted	169,856,711	145,847,836

FINANCIAL GUIDANCE

We provide financial guidance for 2022 below reflecting expected revenue growth of ELUNATE®, SULANDA® and ORPATHYS® in China. We believe that we remain on track to meet the 2022 guidance for Oncology/Immunology revenues provided in the announcement of our 2021 full year results on March 3, 2022.

	H1 2022	2022 Current	Adjustments vs.
	Actual	Guidance	Previous Guidance

Oncology/Immunology consolidated revenues	$91.1 million	$160 – 190 million	nil

Shareholders and investors should note that:

●	we do not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

●	we have in the past revised our financial guidance and reference should be made to any announcements published by us regarding any updates to the financial guidance after the date of publication of this announcement.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

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Conference call and audio webcast presentation scheduled today at 8 p.m. HKT / 1 p.m. BST / 8 a.m. EDT – Investors may participate in the call as follows: +852 3027 6500 (Hong Kong) / +44 20 3194 0569 (U.K.) / +1 646 722 4977 (U.S.), or access a live audio webcast of the call via HUTCHMED’s website at www.hutch-med.com/event/.

Additional dial-in numbers are also available at HUTCHMED’s website. Please use participant access code “55793362#.”

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About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which are obtained will be obtained at any particular time, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally, including, among others, the risk that HUTCHMED’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; competing drugs and product candidates that may be superior to, or more cost effective than HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and candidates in development; the ability of HUTCHMED to manufacture and manage supply chains for multiple products and product candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; the costs of developing, producing and selling HUTCHMED’s Products; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of the COVID-19 pandemic. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Ends

OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 960 scientists and staff (December 31, 2021: ~820), and an in-house oncology commercial organization of about 820 staff (December 31, 2021: ~630).

We have advanced 13 oncology drug candidates into clinical trials in China, with seven also in clinical development in the U.S. and Europe. Our first three drug candidates, fruquintinib, surufatinib and savolitinib, have all been approved and launched in China and a fourth, tazemetostat, has been approved and launched in Hainan Pilot Zone.

MARKETED PRODUCT SALES

Fruquintinib (ELUNATE® in China)

ELUNATE® is approved for the treatment of third-line metastatic CRC for which there is an approximate incidence of 83,000 new patients per year in China. We estimate that in the first half of 2022, approximately 14,000 (H1-21: approximately 10,000) new patients were treated with ELUNATE® in China resulting in in-market sales of $50.4 million, up 26% versus H1-21 ($40.1 million). ELUNATE® surpassed regorafenib in prescription numbers for late stage CRC at the end of 2021 and that lead has continued to grow in the first half of 2022.

Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. We consolidate as revenues approximately 70-80% of ELUNATE® in-market sales from manufacturing fees, service fees and royalties paid to us by Lilly. In the first half of 2022, we consolidated $36.0 million in revenue for ELUNATE®, equal to 71.4% of in-market sales.

Following negotiations with the China NHSA44, ELUNATE® continues to be included in the NRDL for a new two-year term starting in January 2022. For this renewal, we agreed to a discount of 5% relative to the 2021 NRDL price.

In January 2022, ELUNATE® was approved in the Macau Special Administrative Region, our first drug to be approved in the territory and the first based on NMPA approval, following the latest update to the Macau provisions on new drug importation which allow drugs approved in one or more specified jurisdictions to be authorized for use in Macau.

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs45 for which there is an approximate incidence of 34,000 new patients per year in China.

In 2021, SULANDA® was sold as a self-pay drug. We used means-tested early access and patient access programs to help patients afford SULANDA®. Despite these access programs, duration of treatment was often affected by the economic constraints of patients. Following negotiations with the China NHSA, SULANDA® was included in the NRDL starting in January 2022 at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price. Under the NRDL, actual out-of-pocket costs for patients in the first half of 2022 represented approximately 15-20% of the 2021 self-pay price.

As a result of inclusion in the NRDL and our continued marketing activities, patient access to SULANDA®, as well as duration of treatment, have been expanding with total sales in the first half of 2022 increasing by 69% to $13.6 million (H1-21: $8.0 million). It should be noted that the first half of 2021 in-market sales included normal pipeline fill behind the initial launch of SULANDA® whereas 2022 figures represent consumption sales. In the first half of 2022, approximately 7,500 new patients were treated with SULANDA®, representing approximately 3.8 times the approximately 2,000 new patients in the first half of 2021. In June 2022, approximately 1,300 continuing patients were also treated.

There are two therapies for advanced NETs approved and NRDL reimbursed in China: SUTENT® for the treatment of pancreatic NET (approximately 10% of NET), and AFINITOR® in broadly the same indication as SULANDA®.

In April 2022, SULANDA® was approved in the Macau Special Administrative Region.

Savolitinib (ORPATHYS® in China)

In late June 2021, ORPATHYS® became the first-in-class selective MET inhibitor to be approved in China. Our partner, AstraZeneca, then launched ORPATHYS® in mid-July 2021, less than three weeks after its conditional approval by the NMPA for patients with MET exon 14 skipping alteration NSCLC.

More than a third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations, representing an approximate incidence of 13,000 new patients per year in China. Importantly also, MET plays a role in multiple other solid tumors, with an estimated total incidence of 120,000 new patients per year in China.

AstraZeneca introduced a patient access program in late 2021 which subsidizes use of ORPATHYS®, through progressive disease. As a result, in-market sales for ORPATHYS® grew significantly in the first half of 2022. In-market sales of ORPATHYS® were $23.3 million (H1-21: nil) resulting in our consolidation of $13.8 million (H1-21: nil) in revenues from manufacturing fees and royalties in the first half of 2022.

Market understanding of the need for MET testing has improved significantly, with ORPATHYS®’s brand share more than doubling since the end of 2021 in the rapidly growing targeted therapy area. In the National Health Commission’s Treatment Guidelines for Primary Lung Cancer 2022 and the China Medical Association Oncology Committee Lung Cancer Group’s China Medical Association Guideline for Clinical Diagnosis and Treatment of Lung Cancer, ORPATHYS® was identified as the only targeted therapy recommended for MET exon 14 patients, while similar guideline from CSCO46 also recommended ORPATHYS® as the standard of care for such patients.

AstraZeneca and HUTCHMED are preparing to begin negotiations with the China NMPA for potential inclusion in the 2023 NRDL.

ORPATHYS® is the first and only selective MET inhibitor on the market in China. XALKORI® is an approved multi-kinase inhibitor of ALK and ROS1 with modest MET activity. Several selective MET inhibitors are in development in China, but none are currently expected to reach the market before 2023.

RESEARCH & DEVELOPMENT

Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib has been studied in NSCLC, PRCC47 and gastric cancer clinical trials with over 1,500 patients to date, both as a monotherapy and in combinations.

In February 2022, a $15 million milestone payment from AstraZeneca was triggered by the initiation of start-up activities for the SAFFRON study. In total, AstraZeneca has paid HUTCHMED $85 million of the total $140 million in upfront payments, development and approvals milestones that are potentially payable under the 2011 license and collaboration agreement.

Savolitinib – Lung cancer:

MET plays an important role in NSCLC. Savolitinib has made significant development progress in lung cancer, completing NMPA NDA review, gaining approval and successfully launching as a monotherapy in China. It is also now in multiple late stage registrational studies as a combination therapy.

The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II Registration	Approved and launched in 2021. Final OS analysis at ELCC 2022	NCT02897479
Savolitinib monotherapy	MET exon 14 skipping alterations	China	III Confirmatory	Ongoing since 2021	NCT04923945
Savolitinib + IMFINZI®	SOUND: MET-driven, EGFR wild type	China	II	Initiating	NCT05374603
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[48]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Ongoing. Data that supported Phase IIIs at WCLC 2022	NCT03778229
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	Enrollment open	NCT05261399
Savolitinib + TAGRISSO®	SACHI: 2L EGFR TKI[49] refractory NSCLC; MET+	China	III	Ongoing since 2021	NCT05015608
Savolitinib + TAGRISSO®	SANOVO: Naïve patients with EGFRm & MET+	China	III	Ongoing since 2021	NCT05009836

Update on MET altered, EGFR wild type NSCLC in China – The June 2021 monotherapy approval by the NMPA was based on positive results from a Phase II trial conducted in China in patients with NSCLC with MET exon 14 skipping alterations (NCT02897479). Final OS and subgroup analysis was presented for this trial at ELCC 2022. The updated results further confirmed the favorable benefit of savolitinib in these patients and in each subgroup and the acceptable safety profile. In addition to this trial and the confirmatory study in this patient population (NCT04923945), the SOUND Phase II trial is an open-label, interventional, multicenter, exploratory Phase II study to evaluate savolitinib combined with IMFINZI® in EGFR/ALK/ROS1 wild-type, locally advanced or metastatic NSCLC patients with MET aberrations (NCT05374603). The primary endpoint is PFS.

Update on combination therapies in EGFR TKI-resistant NSCLC – MET-aberration is a major mechanism for acquired resistance to both first/second-generation EGFR TKIs as well as third-generation EGFR TKIs like TAGRISSO®. Among patients who experience disease progression post-TAGRISSO® treatment, approximately 15-50% present with MET aberration. The prevalence of MET amplification and overexpression may differ depending on the sample type, detection method and assay cut-off used. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies. The encouraging results led to the initiation and planning of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III SAFFRON study is currently open for enrollment.

SAVANNAH (NCT03778229) – This global Phase II study in patients who have progressed following TAGRISSO® due to MET amplification or overexpression has three dose cohorts of savolitinib combined with TAGRISSO®. In addition to continuing TAGRISSO® treatment, patients received savolitinib 300mg QD, 300mg BID, or 600mg QD. 294 patients are enrolled in the study. We continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval.

The first presentation of results will be at the upcoming 2022 WCLC. These results are based on an analysis of 193 efficacy evaluable patients who received savolitinib 300mg once daily plus TAGRISSO® 80mg once daily at data cut-off date of August 27, 2021. Qualifying MET aberrations are FISH5+50 or IHC50+51. Importantly, additional analysis using a higher cut-off level of MET aberration are presented. The higher cut-off levels for MET aberration are FISH10+52 and/or IHC90+53. The prevalence of this higher cut-off levels of MET aberration was 34% of patients centrally tested for enrollment in this study vs. 62% at the lower, qualifying cut-off level.

Results showed a trend toward improved response rates with increasing level of MET aberration. Across all patients in this analysis, ORR54 was 32% [95% CI: 26-39%], median DoR was 8.3 months [95% CI: 6.9-9.7 months], and median PFS was 5.3 months [95% CI: 4.2-5.8 months]. These results are consistent with the TATTON and ORCHARD global studies.

Among the 108 SAVANNAH patients who met the criteria for higher cut-off levels of MET aberration, ORR was 49% [95% CI: 39-59%], median DoR was 9.3 months [95% CI: 7.6-10.6 months], and median PFS was 7.1 months [95% CI: 5.3-8.0 months]. Among the 87 patients who did not receive prior chemotherapy, ORR was 52% [95% CI: 41-63%], median DoR was 9.6 months [95% CI: 7.6-14.9 months], and median PFS was 7.2 months [95% CI: 4.7-9.2 months]. The safety profile of savolitinib plus TAGRISSO® was consistent with the known profiles of the combination and each treatment alone.

SAFFRON (NCT05261399) – Findings based on SAVANNAH and the TATTON study supported the initiation of the SAFFRON global Phase III study in patients with EGFR-mutated, MET-driven, locally advanced or metastatic NSCLC whose disease progressed on first- or second-line treatment with TAGRISSO® as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Patients will be prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with TAGRISSO® compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS.

Two registrational studies are ongoing in China in EGFR mutated NSCLC with MET aberrations: the SANOVO (NCT05009836) study in treatment naïve patients, and SACHI (NCT05015608) study in patients whose disease progressed following treatment with any first-line EGFR TKI.

Savolitinib – Kidney cancer:

MET is a key genetic driver in papillary RCC55, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity.  PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. We have conducted multiple global studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy global Phase II trials, that both demonstrated highly encouraging results. These results led to the initiation of a global Phase III, the SAMETA study, in 2021.

The table below shows a summary of the clinical study for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing since 2021	NCT05043090

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY. The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	2L+ gastric cancer with MET amplification. two-stage, single-arm study	China	II registrational	Ongoing since 2021	NCT04923932

Fruquintinib (ELUNATE® in China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability. Fruquintinib has been studied in clinical trials with about 5,000 patients to date, both as a monotherapy and in combination with other agents.

Aside from its first approved indication of third-line CRC (in China), several studies of fruquintinib combined with checkpoint inhibitors (including TYVYT®, geptanolimab and tislelizumab) have been underway, some of which presented encouraging data in 2021. Registration-intent studies combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (TYVYT® combo, in endometrial cancer) are ongoing in China, with further registration studies in HCC56 and RCC under consideration.

We retain all rights to fruquintinib outside of China and are partnered with Lilly in China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan / Aus.	III	Fully enrolled. Results expected in Aug 2022	NCT04322539
Fruquintinib monotherapy	CRC; TN57 & HR+58/Her2-[59] breast cancer	U.S.	Ib	Ongoing; CRC data at ASCO GI 2022	NCT03251378
Fruquintinib + tislelizumab (PD-1)	TN breast cancer, endometrial cancer, MSS[60]-CRC	U.S.	Ib/II	Ongoing since 2021	NCT04577963
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched in 2018	NCT02314819
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Fully enrolled	NCT03223376
Fruquintinib + TYVYT® (PD-1)	CRC	China	II	Fully enrolled; data at ASCO 2021	NCT04179084
Fruquintinib + TYVYT® (PD-1)	HCC	China	Ib/II	Fully enrolled; data at CSCO 2021. Ph III in planning	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Endometrial cancer	China	II registration-intent	Ongoing since 2021; Ib data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT® (PD-1)	RCC	China	Ib/II	Fully enrolled; data at CSCO 2021. Ph III in planning	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Gastrointestinal tumors	China	Ib/II	Fully enrolled	NCT03903705
Fruquintinib + TYVYT® (PD-1)	NSCLC	China	Ib/II	Fully enrolled	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Cervical cancer	China	Ib/II	Fully enrolled	NCT03903705
Fruquintinib + tislelizumab (PD-1)	Solid tumors	Korea / China	Ib/II	Ongoing	NCT04716634

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – This double-blind, placebo-controlled, global Phase III study in patients with refractory metastatic CRC reached its enrollment goal in December 2021. It recruited 691 patients from approximately 150 sites in 14 countries in fifteen months, ahead of schedule. The primary endpoint of the study is OS. Topline results are expected to be reported in August 2022 as the pre-specified number of OS events that trigger the primary analysis has accrued. If positive, HUTCHMED would simultaneously initiate plans to apply for marketing authorization of fruquintinib with the U.S. FDA, which granted Fast Track Designation in 2020, the EMA and the Japanese PMDA.

U.S. Phase I/Ib CRC cohorts (NCT03251378) – Preliminary efficacy and safety data of fruquintinib in patients with refractory, metastatic CRC were presented at ASCO GI in early 2022. In patients who had progressed on all standard therapies, including LONSURF® and/or STIVARGA®, the DCR61 was 68.3% and the median OS was 10.7 months [95% CI: 6.7-11.7]. In patients who had not received LONSURF® or STIVARGA®, the DCR was 57.5% and the median OS was 9.3 months [95% CI: 5.2-NR62]. The safety profile in both patient populations was consistent with what has previously been reported.

Fruquintinib – Gastric cancer:

FRUTIGA (NCT03223376) – This randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer, enrolled approximately 700 patients in July 2022. Its co-primary endpoints are PFS and OS.

Fruquintinib – Combinations with checkpoint inhibitors:

Advanced endometrial cancer registration-intent cohort of TYVYT® combination (NCT03903705) – Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. As disclosed at CSCO 2021, data in this endometrial cancer cohort is encouraging.

As of the data cutoff date of August 31, 2021, 35 patients were enrolled, including 7 treatment-naïve and 28 pretreated patients. Of them, 29 were efficacy evaluable, 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100% (95% CI: 39.8-100.0), and median PFS was not reached. Among the 25 pretreated patients, the confirmed ORR was 32.0% (95% CI: 14.9-53.5), DCR was 92.0% (95% CI: 74.0-99.0) and the median PFS was 6.9 months (95% CI: 4.1-NR). Among the 19 proficient mismatch repair (pMMR) patients in pretreated cohort, the confirmed ORR was 36.8% (95% CI: 16.3-61.6), DCR was 94.7% (95% CI: 74.0-99.9), median PFS was 6.9 months (95% CI: 4.1-NR), and the median OS was not reached.

We have agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study. The cohort is now targeting to enroll over 130 patients.

We are currently evaluating the merits of and planning further registration studies based on other cohorts, such as HCC and RCC.

Tislelizumab combinations (NCT04577963 & NCT04716634) – In August 2021, we initiated an open-label, multi-center, non-randomized Phase Ib/II study in the U.S. to assess fruquintinib in combination with tislelizumab in patients with locally advanced triple negative breast cancer, advanced endometrial cancer or MSS-CRC. The safety lead-in phase of the U.S. study has been completed, to be followed by the dose-expansion phase shortly. The Phase II study in China and Korea for fruquintinib in combination with tislelizumab is being led by BeiGene for the treatment of advanced or metastatic, unresectable gastric cancer, CRC or NSCLC.

Fruquintinib – Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S. to explore fruquintinib in CRC and breast cancer. In China, we support an investigator initiated trial program for fruquintinib, and there are about 40 of such trials ongoing in various solid tumor settings.

Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 1,200 patients to date, both as a monotherapy and in combinations, and is approved in China. HUTCHMED currently retain all rights to surufatinib worldwide.

Initial approvals for surufatinib in China are for the treatment of advanced NET patients. NETs present in the body’s organ system with fragmented epidemiology. About 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins.

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1 antibodies. Several combination studies with PD-1 antibodies have shown promising data.

A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	NETs	U.S.	Ib	FDA Complete Response Letter April 2022; updated Ib data at ASCO 2021	NCT02549937
Surufatinib monotherapy	NETs	Europe	II	MAA withdrawn	NCT04579679
Surufatinib monotherapy	NETs	Japan	Bridging	Ongoing since 2021. Reg-enabling study	NCT05077384
Surufatinib + tislelizumab (PD-1)	Solid tumors	U.S. / Europe	Ib/II	Ongoing since 2021	NCT04579757
Surufatinib monotherapy	SANET-ep: epNET	China	III	Approved & launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: pNET	China	III	Approved & launched; pooled analysis at ASCO 2022	NCT02589821
Surufatinib + TUOYI® (PD-1)	SURTORI-01: 2L NEC[63]	China	III	Ongoing since 2021	NCT05015621
Surufatinib + TUOYI® (PD-1)	NENs[64]	China	II	Fully enrolled; data at ASCO 2021 & ESMO[65] IO66 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Biliary tract cancer	China	II	Fully enrolled	NCT04169672
Surufatinib + TUOYI® (PD-1)	Gastric cancer	China	II	Fully enrolled; data updated at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Thyroid cancer	China	II	Fully enrolled	NCT04169672
Surufatinib + TUOYI® (PD-1)	SCLC[67]	China	II	Fully enrolled; data at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Soft tissue sarcoma	China	II	Fully enrolled	NCT04169672
Surufatinib + TUOYI® (PD-1)	Endometrial cancer	China	II	Fully enrolled	NCT04169672
Surufatinib + TUOYI® (PD-1)	Esophageal cancer	China	II	Fully enrolled; data at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	NSCLC	China	II	Fully enrolled	NCT04169672
Surufatinib + PD-1/PD-L1	SCLC	China	II	In planning	N/A

Surufatinib – monotherapy in NET updates:

U.S. NDA and EMA MAA – Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, we reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA in June 2021. However, in April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and epNETs. FDA determined that the current data package, based on two positive Phase III trials in China and one bridging study in the U.S., does not support an approval in the U.S. at this time.

The FDA evaluated the applicability of the SANET studies data generated in one country to U.S. patients and U.S. medical practice. The Complete Response Letter stated that the FDA will require a multiregional clinical trial (MRCT) that includes subjects more representative of the U.S. patient population and aligned to current U.S. medical practice. In addition, COVID-19 related issues concerning inspection scheduling and access contributed to the FDA action. This action by the FDA is not related to any safety issues with surufatinib.

We also submitted an EMA MAA for surufatinib using the same data package, which was validated and accepted in July 2021. However, on August 1, 2022, HUTCHMED informed the EMA of its decision to withdraw the MAA. This decision was reached following interactions with the EMA which suggested that there is a low probability of a positive opinion on the MAA. The EMA indicated that the SANET studies were not representative of patients and medical practice in Europe. The Company believes that their critiques on aspects of the design and conduct of the trials are unlikely to be resolved by re-analysis of the existing data set. Additionally, pre-approval on-site inspections are required to confirm Good Manufacturing Practice and Good Clinical Practice. Such inspections are currently subject to restrictions due to COVID-containment measures and security requirements for foreign visitors in China.

We will continue to work with regulators to explore the feasibility of conducting a MRCT that would support approval in U.S. and Europe.

Japan Bridging Study to Support Registration for Advanced NET (NCT05077384) – Based on dialogue with the Japanese PMDA, it was agreed that the Japanese NDA would include results from a 34-patient, registration-enabling bridging study in Japan to complement the existing data package. The trial was initiated in September 2021 and results are expected in the first half of 2023. We plan to engage with the PMDA when these results are available.

Surufatinib – combination therapy with checkpoint inhibitors:

A Phase II China study (NCT04169672) combining surufatinib with TUOYI® is enrolling approximately 260 patients in nine solid tumor indications, including NENs, biliary tract cancer, gastric cancer, thyroid cancer, SCLC, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC. These have led to the initiation in September 2021 of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC, and we are currently considering further registration studies.

In March 2021 we initiated an open-label, Phase Ib/II study of surufatinib in combination with BeiGene’s tislelizumab. This study is ongoing in the U.S. and Europe, evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, small cell lung cancer, gastric cancer, and soft tissue sarcoma and anaplastic thyroid cancer. The dose finding phase of the study is now complete and the expansion phase is ongoing (NCT04579757).

Surufatinib – exploratory development:

In China, we support an investigator initiated trial program for surufatinib, with about 50 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials.

Hematological Malignancies Candidates

HUTCHMED currently has six investigational drug candidates targeting hematological malignancies in clinical development. Amdizalisib (targeting PI3Kδ), sovleplenib (HMPL-523, targeting Syk) and HMPL-760 (targeting BTK) are being studied in several trials against B-cell dominant malignancies. In addition to the three B-cell receptor pathway inhibitors, HUTCHMED is also developing HMPL-306 (targeting IDH1 and IDH2), tazemetostat (a methyltransferase inhibitor of EZH2) and HMPL-A83 (an anti-CD47 monoclonal antibody).

Amdizalisib (HMPL-689)

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical studies. We also expect that amdizalisib will have low risk of drug accumulation and drug-drug interactions, supporting feasibility of development in combination with other medicines. The first of such activities is in combination with tazemetostat (IND filed in June 2022). In 2021, registration-intent studies for amdizalisib were initiated and Breakthrough Therapy Designation was granted for relapse or refractory follicular lymphoma in China. HUTCHMED currently retains all rights to amdizalisib worldwide. The table below shows a summary of the clinical studies for amdizalisib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	Indolent NHL[68], peripheral T-cell lymphomas	China	Ib	Ongoing; expansion data presented at ESMO 2021	NCT03128164
Amdizalisib monotherapy	3L Relapsed/refractory follicular lymphoma	China	II registration-intent	Ongoing: initiated in Apr 2021. Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	2L Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing: initiated in Apr 2021	NCT04849351
Amdizalisib monotherapy	Indolent NHL	U.S./ Europe	I/Ib	Ongoing	NCT03786926

Phase II registration-intent trial (NCT04849351) – In April 2021, we commenced a registration-intent, single-arm, open-label Phase II trial in China in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The primary endpoint is ORR. The trial is being conducted in over 35 sites in China and is expected to be fully enrolled around year end for follicular lymphoma cohort and in the first half of 2023 for marginal zone lymphoma cohort.

Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway.

In 2021, we initiated a Phase III study in China for primary ITP, for which it has received Breakthrough Therapy Designation, and presented data on both primary ITP and hematological malignancies at ASH69 2021. HUTCHMED currently retains all rights to sovleplenib worldwide. The table below shows a summary of the clinical studies for sovleplenib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01: ≥ 2L ITP	China	III	Ongoing: initiated in Oct 2021. Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	Indolent NHL	U.S. / Europe	I/Ib	Ongoing. Prelim. data at ASH 2021	NCT03779113
Sovleplenib monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Completed	NCT02857998
Sovleplenib monotherapy	Warm AIHA	China	II/III	Initiating	N/A
Sovleplenib monotherapy	Severe hospitalized patients due to COVID-19	China	II	In planning, China IND approved	N/A

ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – In October 2021, we initiated a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in approximately 180 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. Enrollment is expected to be completed around the end of 2022.

China Phase II/III in warm AIHA – This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. If the results of the Phase II stage of the study indicate sufficiently satisfactory efficacy and safety, the Phase III stage will be initiated. The China IND was approved in July 2022.

China Phase II in COVID-19 – Patients hospitalized with COVID-19 may experience severe inflammation, becoming at risk of multiple organ failures, which is the most common cause of death. Syk inhibition has been shown to reduce severe inflammation in severe and critical patients. This study is a multicenter, randomized, double-blind, placebo-controlled phase II study. The target population is adult patients with severe/critical COVID-19 requiring hospitalization and supplemental oxygen. About 80 patients are planned to be randomized to receive sovleplenib or placebo combined with standard therapy. The primary endpoint is all-cause mortality by day 29. The China IND was approved in June 2022.

Tazemetostat

In August 2021, we entered into a strategic collaboration with Epizyme to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Epizyme that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively70.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors, including epithelioid sarcoma, follicular lymphoma and potentially other forms of lymphoma in Greater China. We are participating in Epizyme’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. The parties also intend to conduct additional global studies jointly. We will generally be responsible for funding all clinical trials of tazemetostat in Greater China, including the portion of global trials conducted there. We are responsible for the research, manufacturing and commercialization of tazemetostat in Greater China.

The table below shows a summary of the clinical studies for tazemetostat.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat monotherapy	Metastatic or locally advanced epithelioid sarcoma; Relapsed/refractory 3L+ follicular lymphoma	Hainan	N/A – Hainan Pilot Zone	Approved & launched	N/A
Tazemetostat + lenalidomide + rituximab (R²)	SYMPHONY-1: 2L follicular lymphoma	Global	Ib/III	Ongoing. PhIb data at ASCO 2022. HUTCHMED is leading China portion of global Ph III, starting H2 2022	NCT04224493
Tazemetostat monotherapy	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	Ongoing since July 2022	NCT05467943
Tazemetostat combinations	Lymphoma sub-types	China	II	In planning	N/A

Hainan Pilot Zone – In May 2022, tazemetostat was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (Hainan Pilot Zone), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013 and located in China, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data.

SYMPHONY-1 (NCT04224493) – This is a global, multicenter, randomized, double-blind, active-controlled, 3-stage, biomarker-enriched, Phase Ib/III study of tazemetostat in combination with R² in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy. Epizyme conducted the Phase Ib portion of the study in 2021, which determined the recommended Phase III dose and also demonstrated potential efficacy in second-line follicular lymphoma. The safety profile of the combination was consistent with the previously reported safety information in the U.S. prescribing information for both tazemetostat and R², respectively.

An interim analysis of the Phase Ib portion of the study, based on 44 follicular lymphoma patients as of January 22, 2022, was presented at ASCO 2022. The safety profile of the tazemetostat and R² combination was consistent with the prescribing information for both tazemetostat and R², respectively. Additionally, there was no clear dose response for treatment-emergent adverse events (TEAEs) or dose modifications. Of 38 evaluable patients, ORR was 95% with 50% complete response rate. Median PFS and DoR were not yet reached.

In the Phase III portion of the trial, approximately 500 patients are randomly assigned to receive the recommended Phase III dose of tazemetostat + R² or placebo + R². The study will also include a maintenance arm with tazemetostat or placebo following the first year of treatment with tazemetostat + R² or placebo + R². The first patients were enrolled in May 2022 and we anticipate the first China patient will enroll in the second half of 2022.

China Phase II bridging study in relapsed/refractory follicular lymphoma (NCT05467943) – In July 2022, we initiated a multicenter, open-label, Phase II study to evaluate the efficacy, safety and pharmacokinetics of tazemetostat for the treatment of patients with relapsed/refractory follicular lymphoma intended to support conditional registration in China. The primary objective is to evaluate the efficacy of tazemetostat in patients with EZH2 mutation (Cohort 1). The secondary objectives are to evaluate the efficacy of tazemetostat in patients with EZH2 wild-type (Cohort 2) and to evaluate the safety and the pharmacokinetics of tazemetostat.

China Phase II combination study in relapsed/refractory follicular lymphoma – This is a multicenter, open-label, Phase II study to evaluate the safety, tolerability and preliminary anti-tumor efficacy of tazemetostat in combination with amdizalisib in patients with R/R lymphoma. An IND was submitted in June 2022.

We intend to initiate other combination studies of tazemetostat with other HUTCHMED assets.

HMPL-306

HMPL-306 is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. HUTCHMED currently retains all rights to HMPL-306 worldwide. The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing: dose expansion in 2023	NCT04272957
HMPL-306 monotherapy	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing since Mar 2021. Dose expansion expected to start in 2023	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S.	I	Ongoing: initiated in Mar 2021	NCT04764474

HMPL-760

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China and U.S. Phase I studies opened in early 2022 will include relapsed or refractory non-Hodgkin’s lymphoma or CLL71 patients with or without a prior regimen containing a BTK inhibitor. HUTCHMED currently retains all rights to HMPL-760 worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760 monotherapy	CLL, SLL[72], other NHL	China	I	Ongoing: initiated in Jan 2022	NCT05190068
HMPL-760 monotherapy	CLL, SLL, other NHL	U.S.	I	Initiating	NCT05176691

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. HUTCHMED currently retains all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L Cholangiocarcinoma (IHCC[73] with FGFR fusion)	China	II	Ongoing: ~10-15% of IHCC pts’ tumors harbor FGFR2 fusion	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing: initiated in Jan 2022	NCT05173142
HMPL-453 +TUOYI® (PD-1)	Multiple	China	I/II	Ongoing: initiated in Jan 2022	NCT05173142

HMPL-295

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway. A China Phase I study was initiated in July 2021. HUTCHMED currently retains all rights to HMPL-295 worldwide.

RAS-MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in approximately 50% of cancers. RAS and RAF predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	I	Ongoing: initiated in Jul 2021	NCT04908046

HMPL-653

HMPL-653 is a novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We initiated a China Phase I study in January 2022. HUTCHMED currently retains all rights to HMPL-653 worldwide.

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat tenosynovial giant cell tumors, and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents. Currently no CSF-1R inhibitor has been approved in China.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing: initiated in Jan 2022, ~110 patients expected to be enrolled	NCT05190068

HMPL-A83

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. HUTCHMED currently retains all rights to HMPL-A83 worldwide.

In preclinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells. HMPL-A83 also demonstrated weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83 monotherapy	Advanced malignant neoplasms	China	I	Ongoing: initiated in July 2022	NCT05429008

Immunology Collaboration with Inmagene

In January 2021, we entered into a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Under the terms of the agreement, we granted Inmagene exclusive options to such drug candidates solely for the treatment of immunological diseases. Funded by Inmagene, we will work together to move the drug candidates towards IND. If successful, Inmagene will then advance the drug candidates through global clinical development. INDs for the first two compounds were submitted in 2022.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 monoclonal antibody)	Healthy volunteers; adults with moderate to severe atopic dermatitis	Global	I	Ongoing: initiated in July 2022	NCT05353972
IMG-004 (BTK inhibitor)	Healthy volunteers	Global	I	Initiating in H2 2022	NCT05349097

IMG-007 in atopic dermatitis – This is a novel antagonistic monoclonal antibody targeting the OX40 receptor. OX40 is a costimulatory receptor member of the tumor necrosis factor receptor (TNFR) superfamily expressed predominantly on activated T cells. The ligation of OX40 by its ligand OX40L leads to enhanced T cell survival, proliferation, and effector functions. Preclinical research results show that IMG-007 can bind to human OX40 receptor with high affinity, thereby inhibit the binding of OX40 to OX40L, reducing OX40L-dependent downstream signaling and cytokine release by OX40+ T cells. By selectively shutting down OX40+ T cell function, IMG-007 may provide a treatment option for pathological OX40+ T cell-mediated immune diseases, such as atopic dermatitis. Atopic dermatitis is a chronic inflammatory skin condition that is estimated to affect 8-19% of children and 2-5% of adults in U.S., Europe, and East Asia. The Phase I study in healthy volunteers was initiated in July 2022 in Australia.

IMG-004 in immunological diseases – This is a non-covalent, reversible small molecule inhibitor targeting BTK. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable. BTK is involved in innate and adaptive immune responses related to certain immune-mediated diseases. Given the central role of BTK in immunity pathways, BTK inhibitors may offer a potential therapeutic approach for the treatment of a wide range of inflammatory and autoimmune diseases. The Phase I study in healthy volunteers IND has been cleared by the U.S. FDA and enrollment is imminent.

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China with around 2,900 mainly manufacturing and commercial personnel. Built over the past 20 years, it primarily focuses on prescription drug and science-based nutrition products through several joint ventures and subsidiary companies.

In the first six months of 2022, our Other Ventures consolidated revenues were $110.9 million (H1-21: $114.5m), with the decrease mainly due to lower sales of consumer products to $5.3 million (H1-22: $11.8m). Consolidated net income attributable to HUTCHMED from our Other Ventures increased by 19% (16% at CER) to $35.4 million (H1-21: $29.8m, excluding net income attributable to HUTHMED of $11.5 million contributed from HBYS of which was disposed in September 2021).

Hutchison Sinopharm74: Our prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China, grew sales by 3% (2% at CER) to $99.3 million in the first half of 2022 (H1-21: $96.2m).

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye75 in the amount of RMB253.2 million ($38.0 million), plus costs and interest (the “Award”), in connection with the termination of Hutchison Sinopharm’s right to distribute SEROQUEL® in China. In June 2022, Luye provided a bank guarantee of up to RMB286.0 million to cover the Award, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of Hutchison Sinopharm and if Luye does not appeal the dismissal, Hutchison Sinopharm will be seeking to enforce the Award by drawing down on the bank guarantee.

SHPL: Our own-brand prescription drugs business, operated through our non-consolidated joint venture SHPL, grew sales by 18% (16% at CER) to $212.4 million (H1-21: $180.4m). This sales growth and favorable product mix led to an increase of 17% (15% at CER) in net income attributable to HUTCHMED to $33.6 million (H1-21: $28.6m).

The SHPL operation is large-scale, with a commercial team of over 2,200 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by about 530 manufacturing staff.

SXBX76 pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. SXBX pill is the third largest botanical prescription drug in this indication in China, with a national market share in January to April 2022 of 21.5% (2021: 19.6%). Sales increased by 19% (17% at CER) to $197.9 million in the first half of 2022 (H1-21: $167.0m).

SXBX pill is protected by a formulation patent that expires in 2029, but also retains certain state protection that extends indefinitely, and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List (NEML). Inclusion on this list means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

Dividends: Our share of SHPL’s profits are passed to the HUTCHMED Group through dividend payments. In the first six months of 2022, dividends of $22.7 million (H1-21: $42.1m) were paid from SHPL to the HUTCHMED Group level with aggregate dividends received by HUTCHMED since inception of over $260 million.

Weiguo Su

Chief Executive Officer and Chief Scientific Officer

August 1, 2022

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

●	Adjusted Group net cash flows excluding financing activities
●	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period, and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash used in operating activities to Adjusted Group net cash flows excluding financing activities:

$’millions	H1 2022	H1 2021
Net cash used in operating activities	(89.9)	(71.3)
Net cash generated from/(used in) investing activities	259.7	(155.9)
Effect of exchange rate changes on cash and cash equivalents	(5.2)	0.7
Excludes: Deposits in short-term investments	578.6	412.9
Excludes: Proceeds from short-term investments	(854.1)	(249.5)
Adjusted Group net cash flows excluding financing activities	(110.9)	(63.1)

Reconciliation of GAAP revenues and net income attributable to HUTCHMED to CER:

$’millions (except %)	Six Months Ended		Change Amount			Change %
	June 30,	June 30,			Exchange			Exchange
	2022	2021	Actual	CER	effect	Actual	CER	effect
Consolidated revenues
— Oncology/Immunology	91.1	42.9	48.2	47.7	0.5	113%	111%	2%
— Other Ventures˄	110.9	114.5	(3.6)	(4.6)	1.0	-3%	-4%	1%

˄ Includes:
— Hutchison Sinopharm
— prescription drugs	99.3	96.2	3.1	2.1	1.0	3%	2%	1%

Non-consolidated joint venture revenues
— SHPL	212.4	180.4	32.0	29.0	3.0	18%	16%	2%
— SXBX pill	197.9	167.0	30.9	28.1	2.8	19%	17%	2%

Consolidated net income attributable to HUTCHMED
— Other Ventures	35.4	41.3	(5.9)	(6.6)	0.7	-14%	-16%	2%
— Consolidated entities	1.8	1.2	0.6	0.7	(0.1)	57%	58%	-1%
— Equity investees	33.6	40.1	(6.5)	(7.3)	0.8	-16%	-18%	2%
— SHPL	33.6	28.6	5.0	4.2	0.8	17%	15%	2%
— HBYS (Note)	—	11.5	(11.5)	(11.5)	—	-100%	-100%	—

Excludes net income attributable to HUTCHMED contributed from HBYS
— Other Ventures	35.4	29.8	5.6	4.9	0.7	19%	16%	3%
— Consolidated entities	1.8	1.2	0.6	0.7	(0.1)	57%	58%	-1%
— Equity investees	33.6	28.6	5.0	4.2	0.8	17%	15%	2%
— SHPL	33.6	28.6	5.0	4.2	0.8	17%	15%	2%

Note: On September 28, 2021, the Group completed the divestment of HBYS.

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Our Oncology/Immunology operations have historically not generated significant profits and have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As such, we incurred net losses of $162.9 million for the six months ended June 30, 2022 and net losses of $102.4 million for the six months ended June 30, 2021.

As of June 30, 2022, we had cash and cash equivalents and short-term investments of $826.2 million and unutilized bank facilities of $177.8 million. As of June 30, 2022, we had $0.4 million in bank borrowings.

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds, upon approval of the board.

Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was nil and approximately $8,000 for the six months ended June 30, 2022 and 2021, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.2 million as of June 30, 2022.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $58.1 million in cash and cash equivalents and no bank borrowings as of June 30, 2022. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

	Six Months Ended June 30,
	2022	2021

	(in $’000)
Cash Flow Data:
Net cash used in operating activities	(89,859)	(71,319)
Net cash generated from/(used in) investing activities	259,706	(155,888)
Net cash (used in)/generated from financing activities	(74,638)	578,331
Net increase in cash and cash equivalents	95,209	351,124
Effect of exchange rate changes	(5,249)	687
Cash and cash equivalents at beginning of the period	377,542	235,630
Cash and cash equivalents at end of the period	467,502	587,441

Net Cash used in Operating Activities

Net cash used in operating activities was $71.3 million for the six months ended June 30, 2021, compared to net cash used in operating activities of $89.9 million for the six months ended June 30, 2022. The net change of $18.6 million was primarily attributable to an increase in net loss of $63.6 million from $99.3 million for the six months ended June 30, 2021 to $162.9 million for the six months ended June 30, 2022. The foregoing was partially offset by an increase in changes of working capital of $46.8 million from $11.0 million for the six months ended June 30, 2021 to $57.8 million for the six months ended June 30, 2022.

Net Cash generated from/(used in) Investing Activities

Net cash used in investing activities was $155.9 million for the six months ended June 30, 2021, compared to net cash generated from investing activities of $259.7 million for the six months ended June 30, 2022. The net change of $415.6 million was primarily attributable to short-term investments which had net deposits of $163.5 million for the six months ended June 30, 2021 as compared to net withdrawals of $275.5 million for the six months ended June 30, 2022. The net change was partially offset by the deposit received for the divestment of an equity investee of $15.9 million during the six months ended June 30, 2021.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $578.3 million for the six months ended June 30, 2021, compared to net cash used in financing activities of $74.6 million for the six months ended June 30, 2022. The net change of $652.9 million was mainly attributable to net proceeds from issuances of shares of $614.9 million primarily from a private placement in April 2021 and our public offering on the HKEX in June 2021. The net change was also attributable to an increase in purchases of ADSs of $21.3 million by a trustee for the settlement of equity awards of the Company which totaled $26.8 million for the six months ended June 30, 2021 as compared to $48.1 million for the six months ended June 30, 2022, as well as a net decrease in bank borrowings of $26.5 million due to a repayment of bank borrowings of $26.9 million partly offset by proceeds from bank borrowings of $0.4 million during the six months ended June 30, 2022.

LOAN FACILITIES

In November 2018, our subsidiary renewed a three-year revolving loan facility with HSBC77. The facility amount of this loan was HK$234.0 million ($30.0 million) with an interest rate at HIBOR78 plus 0.85% per annum. This credit facility was guaranteed by us and includes certain financial covenant requirements. The revolving loan facility expired in November 2021.

In May 2019, our subsidiary entered into a credit facility arrangement with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. The term loan was drawn in October 2019 and was repaid in May 2022. The revolving loan facility also expired in May 2022.

In August 2020, our subsidiary entered into a 24-month revolving credit facility with Deutsche Bank AG79 in the amount of HK$117.0 million ($15.0 million) with an interest rate at HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. As of June 30, 2022, no amount was drawn from the revolving loan facility.

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility in the amount of RMB754.9 million ($113.2 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings, and includes certain financial covenant requirements. As of June 30, 2022, RMB2.8 million ($0.4 million) was drawn from the fixed asset loan facility.

In May 2022, our subsidiary entered into a 12-month revolving credit facility with HSBC in the amount of HK$390.0 million ($50.0 million) with an interest rate at HIBOR plus 0.5% per annum. This revolving facility is guaranteed by us. As of June 30, 2022, no amount was drawn from the revolving loan facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of June 30, 2022.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of June 30, 2022. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouses, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	418	—	—	39	379
Interest on bank borrowings	129	—	—	37	92
Purchase obligations	50,336	48,145	2,191	—	—
Lease obligations	12,678	5,404	4,891	1,926	457
	63,561	53,549	7,082	2,002	928

SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of June 30, 2022. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations	2,617	2,617	—	—	—
Lease obligations	2,630	825	1,569	236	—
	5,247	3,442	1,569	236	—

FOREIGN EXCHANGE RISK

A substantial portion of our revenues and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. In general, our exposure to foreign exchange risks is limited.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC80. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us. On the other hand, if we need to convert U.S. dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the U.S. dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.1 million for the six months ended June 30, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 11 to the interim financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 0.05% as of June 30, 2022, a decrease from 2.6% as of December 31, 2021. The decrease was primarily attributable to the decrease in interest-bearing loans.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $82.5 million including details below and those as disclosed in note 7 to the interim financial statements, we did not hold any other significant investments in the equity of any other companies as of June 30, 2022.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. Dividends received from SHPL for the six months ended June 30, 2022 were $22.7 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 11 to the interim financial statements discloses our planned expenditures on capital assets as of June 30, 2022. At this date there were no other plans to incur material expenditures on additional investments or capital assets.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the six months ended June 30, 2022, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with Bank of China Limited is secured by the underlying leasehold land and buildings. RMB2.8 million ($0.4 million) was drawn from the fixed asset loan facility as of June 30, 2022.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 0.2%, 1.5% and 2.5% in 2020, 2021 and the first half of 2022, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2022.

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company and its subsidiaries (the “Group”) is to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, known as the Oncology/Immunology operations, to develop and expand its drug candidate portfolio for the global market while also building on the first-mover advantage in the development and launch of novel cancer drugs in China. This is aligned with the Company’s culture of innovation and high engagement and empowerment with a high focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering the objective of the Group. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone sustainability report of the Group.

HUMAN RESOURCES

As at June 30, 2022, the Group employed approximately 2,110 (December 31, 2021: ~1,760) full time staff members. Staff costs during the six months ended June 30, 2022, including directors’ emoluments, totaled $118.9 million (H1-21: $85.5 million).

The Group fully recognizes the importance of high-quality human resources in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

SUSTAINABILITY

As an innovative, commercial-stage biopharmaceutical company, HUTCHMED embraces sustainability at the core of how we operate. Over the past two decades and on an ongoing basis, we are working hard to contribute to the enhancement of healthcare systems by continuously providing quality and accessible drugs. As the world is gradually adapting to the changes and new normal brought about by the COVID-19 pandemic, it has highlighted the importance of incorporating sustainability factors into our strategy. HUTCHMED embarked on our sustainability journey in 2020 by making voluntary disclosures in our inaugural sustainability report to demonstrate our efforts, and establishing a board level Sustainability Committee in 2021 to support the Board of Directors (the "Board”) in fulfilling their responsibilities. Our second sustainability report for 2021, with enhanced disclosures, was published in May 2022.

Going forward, HUTCHMED will be working with our stakeholders to embrace sustainable business practices and develop a sustainability strategy that will help focus our efforts on areas which are most relevant to our business. Through a materiality assessment exercise for 2021, we identified the following priority areas: business ethics; drug research-related topics; drug development; commercial operations responsibilities; environmental topics; and people management. Over the course of 2022, we will continue to engage our stakeholders to identify areas for improvement in these sustainability fronts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period from January 1, 2022 to June 30, 2022, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Group as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the six months ended June 30, 2022 with all code provisions of the Hong Kong Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Hong Kong Listing Rules as the protocol regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed their compliance with the required standards set out in such code regarding their securities transactions throughout their tenure during the six months ended June 30, 2022.

USE OF NET PROCEEDS

On June 30, 2021, the Company issued 104,000,000 new ordinary shares for total gross proceeds of approximately $534.7 million from the listing and offering of the Company’s ordinary shares on HKEX.

On July 15, 2021, the over-allotment option was fully exercised and the Company issued an aggregate of 15,600,000 ordinary shares for total gross proceeds of approximately $80.2 million.

The intended use of total net proceeds of approximately $585.2 million from the offering and the over-allotment option for the purposes and in the amounts (adjusted on pro rata basis based on the actual net proceeds) as disclosed in the prospectus issued by the Company dated June 18, 2021 is as below:

					Expected
	Percentage		Actual Usage	Unutilized Net	Timeline for
	of Total Net	Approximate	up to	Proceeds as of	Utilization of
Use of Proceeds	Proceeds	Amount	June 30, 2022	June 30, 2022	Proceeds (note)
	(%)	($'millions)	($'millions)	($'millions)
Advance our late-stage clinical programs for savolitinib, surufatinib, fruquintinib, amdizalisib and sovleplenib through registration trials and potential NDA submissions	50%	292.7	193.3	99.4	2023
Support further proof-of-concept studies and fund the continued expansion of our product portfolio in cancer and immunological diseases through internal research, including the development cost of early-clinical and preclinical-stage pipeline drug candidates	10%	58.5	40.4	18.1	2023
Further strengthen our integrated capabilities across commercialization, clinical and regulatory and manufacturing	20%	117.1	49.6	67.5	2023
Fund potential global business development and strategic acquisition opportunities to complement our internal research and development activities and enhance our current drug candidate pipeline	15%	87.8	27.0	60.8	2023
Working capital, expanding internal capabilities globally and in China and general corporate purposes	5%	29.1	29.1	—	Fully utilized
	100%	585.2	339.4	245.8

Note: There was no change in the intended use of net proceeds as previously disclosed, and the Company plans to gradually utilize the remaining net proceeds in accordance with such intended purposes depending on actual market conditions and business needs, which is expected to be fully utilized by the end of year 2023.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since June 30, 2022 and up to the date of this announcement.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the websites of HKEX (www.hkexnews.hk), the U.S. Securities and Exchange Commission (www.sec.gov/edgar), the London Stock Exchange (www.londonstockexchange.com) and the Company (www.hutch‑med.com). The interim report of the Group for the six months ended June 30, 2022 will be published on the websites of HKEX and the Company, and dispatched to the Company’s shareholders in due course.

REFERENCES & ABBREVIATIONS

1	NSCLC = Non-small cell lung cancer.
2	MET = Mesenchymal epithelial transition factor.
3	CRC = Colorectal cancer.
4	epNET = extra-pancreatic neuroendocrine tumor.
5	pNET= pancreatic neuroendocrine tumor.
6	R&D = Research and development.
7	FDA = Food and Drug Administration.
8	EMA = European Medicines Agency.
9	MAA = Marketing Authorization Application.
10	In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), AstraZeneca (ORPATHYS®) and HUTCHMED (SULANDA® and TAZVERIK®).
11	NRDL = National Reimbursement Drug List.
12	Lilly = Eli Lilly and Company.
13	ITP = Immune thrombocytopenia purpura.
14	NMPA = National Medical Products Administration.
15	NDA = New Drug Application.
16	EU = European Union.
17	EGFR = Epidermal growth factor receptor.
18	WCLC = World Conference on Lung Cancer.
19	DoR = Duration of response.
20	PFS = Progression-free survival.
21	OS = Overall survival.
22	ELCC = European Lung Cancer Congress.
23	VEGFR = Vascular endothelial growth factor receptor.
24	ASCO GI = ASCO (American Society of Clinical Oncology) Gastrointestinal Cancers Symposium.
25	PMDA = Pharmaceuticals and Medical Devices Agency.
26	FGFR = Fibroblast growth factor receptor.
27	CSF-1R = Colony-stimulating factor 1 receptor.
28	ASCO = American Society of Clinical Oncology.
29	PI3Kδ = Phosphoinositide 3-kinase delta.
30	Syk = Spleen tyrosine kinase.
31	AIHA = autoimmune hemolytic anemia.
32	Epizyme = Epizyme Inc.
33	IDH = Isocitrate dehydrogenase.
34	BTK = Bruton’s tyrosine kinase.
35	MAPK pathway = RAS-RAF-MEK-ERK signaling cascade.
36	IND = Investigational New Drug (application).
37	We also report changes in performance at constant exchange rate (“CER”) which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
38	SHPL = Shanghai Hutchison Pharmaceuticals Limited.
39	HBYS = Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited.
40	ADS = American depositary share.
41	HKEX = The Main Board of The Stock Exchange of Hong Kong Limited.
42	GAAP = Generally Accepted Accounting Principles.
43	SG&A Expenses = selling, general and administrative expenses.
44	NHSA = China National Healthcare Security Administration.
45	NET = Neuroendocrine tumor.
46	CSCO = Chinese Society of Clinical Oncology.
47	PRCC = Papillary renal cell carcinoma.
48	EGFRm+ = Epidermal growth factor receptor mutated.
49	TKI = Tyrosine kinase inhibitor.
50	FISH5+ = MET amplification as detected by FISH with MET copy number ≥ 5 and/or MET: CEP signal ratio ≥ 2.

51	IHC50+ = MET overexpression as detected by IHC with 3+ in ≥ 50% tumor cells.
52	FISH10+ = MET amplification as detected by FISH with MET copy number ≥ 10.
53	IHC90+ = MET overexpression as detected by IHC with 3+ in ≥ 90% tumor cells.
54	ORR = Objective response rate.
55	RCC = Renal cell carcinoma.
56	HCC = Hepatocellular carcinoma.
57	TN = Triple negative.
58	HR+ = Hormone receptor positive.
59	Her2- = Human epidermal growth factor receptor 2 negative.
60	MSS = Microsatellite Stable.
61	DCR = Disease Control Rate.
62	NR = not reached.
63	NEC = Neuroendocrine carcinoma.
64	NEN = Neuroendocrine neoplasms.
65	ESMO = European Society for Medical Oncology.
66	IO = Immuno-oncology.
67	SCLC = Small cell lung cancer.
68	NHL = Non-Hodgkin’s Lymphoma.
69	ASH = American Society of Hematology.
70	TAZVERIK® is a methyltransferase inhibitor indicated for the treatment of: adults and pediatric patients aged 16 years and older with metastatic or locally advanced epithelioid sarcoma not eligible for complete resection; adult patients with relapsed or refractory follicular lymphoma whose tumors are positive for an EZH2 mutation as detected by an FDA-approved test and who have received at least two prior systemic therapies; and adult patients with relapsed or refractory follicular lymphoma who have no satisfactory alternative treatment options. These indications are approved under accelerated approval based on overall response rate and duration of response. Post marketing studies are required to confirm the anticipated clinical benefit and retain the labeled Accelerated Approval indications. The most common (≥20%) adverse reactions in patients with epithelioid sarcoma are pain, fatigue, nausea, decreased appetite, vomiting and constipation. The most common (≥20%) adverse reactions in patients with follicular lymphoma are fatigue, upper respiratory tract infection, musculoskeletal pain, nausea and abdominal pain. View the U.S. Full Prescribing Information at https://www.epizyme.com/wp-content/ uploads/2021/06/TAZVERIK.pdf.
71	CLL = Chronic lymphocytic leukemia.
72	SLL = Small lymphocytic lymphoma.
73	IHCC = Intrahepatic cholangiocarcinoma.
74	Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.
75	Luye = Luye Pharma Hong Kong Ltd.
76	SXBX = She Xiang Bao Xin.
77	HSBC = The Hongkong and Shanghai Banking Corporation Limited.
78	HIBOR = Hong Kong Interbank Offered Rate.
79	Deutsche Bank AG = Deutsche Bank AG, Hong Kong Branch.
80	PBOC = People’s Bank of China.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		June 30,	December 31,
	Note	2022	2021
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	467,502	377,542
Short-term investments	3	358,698	634,158
Accounts receivable	4	77,078	83,580
Other receivables, prepayments and deposits	5	73,034	81,041
Inventories	6	45,925	35,755
Total current assets		1,022,237	1,212,076
Property, plant and equipment		44,059	41,275
Investments in equity investees	7	82,999	76,479
Other non-current assets		45,038	42,831
Total assets		1,194,333	1,372,661
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	51,005	41,177
Other payables, accruals and advance receipts	9	233,606	210,839
Bank borrowings	10	—	26,905
Other current liabilities		37,245	32,737
Total current liabilities		321,856	311,658
Bank borrowings	10	418	—
Other non-current liabilities		20,210	21,489
Total liabilities		342,484	333,147
Commitments and contingencies	11

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,575,340 and 864,530,850 shares issued at June 30, 2022 and December 31, 2021 respectively	12	86,457	86,453
Additional paid-in capital		1,484,578	1,505,196
Accumulated losses		(773,189)	(610,328)
Accumulated other comprehensive income		1,882	5,572
Total Company’s shareholders’ equity		799,728	986,893
Non-controlling interests		52,121	52,621
Total shareholders’ equity		851,849	1,039,514
Total liabilities and shareholders’ equity		1,194,333	1,372,661

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Six Months Ended June 30,
	Note	2022	2021
Revenues
Goods—third parties		136,932	129,148
—related parties	17(i)	1,638	2,311
Services—commercialization—third parties		21,594	15,030
—collaboration research and development—third parties		12,335	4,795
—research and development—related parties	17(i)	263	261
Other collaboration revenue
—royalties—third parties		14,331	5,817
—licensing—third parties		14,954	—
Total revenues	14	202,047	157,362
Operating expenses
Costs of goods—third parties		(115,567)	(107,511)
Costs of goods—related parties		(1,198)	(1,673)
Costs of services—commercialization—third parties		(20,553)	(14,065)
Research and development expenses	16	(181,741)	(123,050)
Selling expenses		(22,221)	(18,007)
Administrative expenses		(57,521)	(36,790)
Total operating expenses		(398,801)	(301,096)
		(196,754)	(143,734)
Other (expense)/income, net		(3,882)	3,287
Loss before income taxes and equity in earnings of equity investees		(200,636)	(140,447)
Income tax benefit/(expense)	18	4,215	(1,859)
Equity in earnings of equity investees, net of tax	7	33,549	42,966
Net loss		(162,872)	(99,340)
Less: Net loss/(income) attributable to non-controlling interests		11	(3,057)
Net loss attributable to the Company		(162,861)	(102,397)
Losses per share attributable to the Company—basic and diluted (US$ per share)	19	(0.19)	(0.14)
Number of shares used in per share calculation—basic and diluted	19	849,283,553	729,239,181

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED, IN US$’000)

	Six Months Ended June 30,
	2022	2021
Net loss	(162,872)	(99,340)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(4,175)	1,084
Total comprehensive loss	(167,047)	(98,256)
Less: Comprehensive loss/(income) attributable to non-controlling interests	496	(3,285)
Total comprehensive loss attributable to the Company	(166,551)	(101,541)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED, IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income	Equity	Interests	Equity
As at January 1, 2021	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(102,397)	—	(102,397)	3,057	(99,340)
Issuance in relation to public offering	104,000	10,400	524,267	—	—	534,667	—	534,667
Issuances in relation to private investment in public equity (“PIPE”)	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(26,952)	—	—	(26,952)	—	(26,952)
Issuances in relation to share option exercises	400	40	202	—	—	242	—	242
Share-based compensation
Share options	—	—	7,913	—	—	7,913	12	7,925
Long-term incentive plan (“LTIP”)	—	—	13,108	—	—	13,108	26	13,134
	—	—	21,021	—	—	21,021	38	21,059
LTIP—treasury shares acquired and held by Trustee	—	—	(26,758)	—	—	(26,758)	—	(26,758)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(9,256)	(9,256)
Transfer between reserves	—	—	8	(8)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	856	856	228	1,084
As at June 30, 2021	848,515	84,851	1,412,607	(517,996)	5,333	984,795	28,900	1,013,695

As at January 1, 2022	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net loss	—	—	—	(162,861)	—	(162,861)	(11)	(162,872)
Issuances in relation to share option exercises	44	4	30	—	—	34	—	34
Share-based compensation
Share options	—	—	3,732	—	—	3,732	9	3,741
LTIP	—	—	23,704	—	—	23,704	(13)	23,691
	—	—	27,436	—	—	27,436	(4)	27,432
LTIP—treasury shares acquired and held by Trustee	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Foreign currency translation adjustments	—	—	—	—	(3,690)	(3,690)	(485)	(4,175)
As at June 30, 2022	864,575	86,457	1,484,578	(773,189)	1,882	799,728	52,121	851,849

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, IN US$’000)

		Six Months Ended June 30,
	Note	2022	2021
Net cash used in operating activities	21	(89,859)	(71,319)
Investing activities
Purchases of property, plant and equipment		(15,754)	(8,914)
Deposits in short-term investments		(578,602)	(412,961)
Proceeds from short-term investments		854,062	249,500
Deposit received for divestment of an equity investee		—	15,912
Purchase of leasehold land		—	(355)
Refund of leasehold land deposit		—	930
Net cash generated from/(used in) investing activities		259,706	(155,888)
Financing activities
Proceeds from issuances of ordinary shares		34	634,909
Purchases of treasury shares	13(ii)	(48,084)	(26,758)
Dividend paid to a non-controlling shareholder of a subsidiary	17(iii)	—	(9,256)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	(579)
Payment of issuance costs		(83)	(19,985)
Proceeds from bank borrowing	10	418	—
Repayment of bank borrowing	10	(26,923)	—
Net cash (used in)/generated from financing activities		(74,638)	578,331
Net increase in cash and cash equivalents		95,209	351,124
Effect of exchange rate changes on cash and cash equivalents		(5,249)	687
		89,960	351,811
Cash and cash equivalents
Cash and cash equivalents at beginning of period		377,542	235,630
Cash and cash equivalents at end of period		467,502	587,441

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at June 30, 2022, the Group had accumulated losses of US$773,189,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2022, the Group had cash and cash equivalents of US$467,502,000, short-term investments of US$358,698,000 and unutilized bank borrowing facilities of US$177,814,000. Short-term investments comprised of bank deposits maturing over three months.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Recent Accounting Pronouncements

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s condensed consolidated financial statements.

3.  Cash and Cash Equivalents and Short-term Investments

	June 30,	December 31,
	2022	2021

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	130,689	104,620
Bank deposits maturing in three months or less	336,813	272,922
	467,502	377,542
Short-term Investments
Bank deposits maturing over three months (note)	358,698	634,158
	826,200	1,011,700

Note: The maturities for short-term investments ranged from 91 to 97 days and from 91 to 180 days for the six months ended June 30, 2022 and the year ended December 31, 2021 respectively.

Certain cash and bank balances denominated in Renminbi (“RMB”), U.S. dollar (“US$”) and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

Cash and cash equivalents and short-term investments were denominated in the following currencies:

	June 30,	December 31,
	2022	2021

	(in US$’000)
US$	712,275	895,935
RMB	86,298	53,455
Hong Kong dollar (“HK$”)	26,428	60,535
	£1,041	1,090
Euro	158	685
	826,200	1,011,700

4.  Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Accounts receivable—third parties	75,870	82,434
Accounts receivable—related parties (Note 17(ii))	1,329	1,166
Allowance for credit losses	(121)	(20)
Accounts receivable, net	77,078	83,580

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Not later than 3 months	64,022	78,288
Between 3 months to 6 months	9,259	2,867
Between 6 months to 1 year	1,440	78
Later than 1 year	1,149	1,201
Accounts receivable—third parties	75,870	82,434

Movements on the allowance for credit losses:

	2022	2021

	(in US$’000)
As at January 1	20	95
Increase in allowance for credit losses	119	21
Decrease in allowance due to subsequent collection	(14)	(92)
Exchange difference	(4)	1
As at June 30	121	25

5.  Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Dividend receivables	46,387	46,387
Prepayments	19,889	14,128
Value-added tax receivables	2,251	16,616
Deposits	1,699	1,255
Amounts due from related parties (Note 17(ii))	998	1,149
Others	1,810	1,506
	73,034	81,041

No allowance for credit losses has been made for other receivables, prepayments and deposits for the six months ended June 30, 2022 and year ended December 31, 2021.

6.  Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Raw materials	21,611	15,837
Finished goods	24,314	19,918
	45,925	35,755

7.  Investments in Equity Investees

Investments in equity investees consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	82,538	75,999
Other	461	480
	82,999	76,479

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees SHPL and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (divested on September 28, 2021), both under Other Ventures segment, is as follows:

(i)	Summarized balance sheets

	SHPL
	June 30,	December 31,
	2022	2021

	(in US$’000)
Current assets	225,402	190,260
Non-current assets	84,971	91,605
Current liabilities	(145,272)	(128,993)
Non-current liabilities	(6,026)	(7,131)
Net assets	159,075	145,741

(ii)	Summarized statements of operations

	SHPL		HBYS

	Six Months Ended June 30,
	2022	2021	2022 (note (a))	2021

	(in US$’000)
Revenue	212,413	180,413	—	153,689
Gross profit	165,208	138,979	—	82,251
Interest income	623	751	—	66
Profit before taxation	78,472	67,108	—	33,397
Income tax expense (note (b))	(11,209)	(9,764)	—	(4,807)
Net income (note (c))	67,263	57,344	—	28,590
Non-controlling interests	—	—	—	(14)
Net income attributable to the shareholders of equity investee	67,263	57,344	—	28,576

Notes:

(a)	On September 28, 2021, the Group completed the divestment of HBYS.
(b)	The main entity within the SHPL group has been granted the High and New Technology Enterprise status (the latest renewal of this status covers the years from 2020 to 2022). The entity was eligible to use a preferential income tax rate of 15% for the six months ended June 30, 2022 and 2021 on this basis.
(c)	Net income is before elimination of unrealized profits on sales to the Group. The amount eliminated was approximately $80,000 and $34,000 for the six months ended June 30, 2022 and 2021 respectively.

For the six months ended June 30, 2022 and 2021, other equity investee had net loss of approximately US$5,000 and net income of approximately US$79,000 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL		HBYS
	2022	2021	2022	2021

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	145,741	152,714	—	119,424
Net income attributable to the shareholders of equity investee	67,263	57,344	—	28,576
Dividends declared	(45,385)	(84,103)	—	(46,538)
Other comprehensive (loss)/income	(8,544)	820	—	1,388
Closing net assets after non-controlling interests as at June 30	159,075	126,775	—	102,850
Group’s share of net assets	79,538	63,387	—	51,425
Goodwill	3,000	3,078	—	—
Carrying amount of investments as at June 30	82,538	66,465	—	51,425

SHPL had the following capital commitments:

June 30,
2022
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,617

8.  Accounts Payable

	June 30,	December 31,
	2022	2021

	(in US$’000)
Accounts payable—third parties	48,203	39,115
Accounts payable—non-controlling shareholders of subsidiaries (Note 17(iv))	2,802	2,062
	51,005	41,177

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Not later than 3 months	38,404	35,615
Between 3 months to 6 months	10,380	3,705
Between 6 months to 1 year	834	588
Later than 1 year	1,387	1,269
	51,005	41,177

9.  Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Accrued research and development expenses	149,921	116,134
Accrued salaries and benefits	32,445	41,786
Accrued administrative and other general expenses	17,450	15,836
Accrued selling and marketing expenses	11,370	8,412
Accrued capital expenditures	7,095	11,343
Deposits	2,286	2,111
Amounts due to related parties (Note 17(ii))	2,062	1,915
Deferred government grants	311	314
Others	10,666	12,988
	233,606	210,839

10.  Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Current	—	26,905
Non-current	418	—
	418	26,905

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2022 and year ended December 31, 2021 was 1.15 % per annum and 1.08% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at June 30, 2022 and December 31, 2021 were denominated in RMB and HK$ respectively.

(i)  3-year term loan and revolving loan facilities and 1-year revolving loan facility

In May 2019, the Group through its subsidiary, entered into a facility agreement with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities included (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities were guaranteed by the Company. The term loan was drawn in October 2019 and was repaid in May 2022. The revolving loan facility also expired in May 2022.

In May 2022, the Group through its subsidiary, entered into a 1-year revolving loan facility with the bank in the amount of HK$390,000,000 (US$50,000,000) with an interest rate at HIBOR plus 0.5% per annum. This credit facility is guaranteed by the Company. As at June 30, 2022, no amount has been drawn from the revolving loan facility.

(ii)  2-year revolving loan facility

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at June 30, 2022 and December 31, 2021, no amount has been drawn from the revolving loan facility.

(iii)  10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with a bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$113,232,000) with an annual interest rate at the 5-year China Loan Prime Rate less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings.  As at June 30, 2022 and December 31, 2021, RMB2,790,000 (US$418,000) and nil had been drawn from the fixed asset loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Not later than 1 year	—	26,923
Between 1 to 3 years	—	—
Between 3 to 4 years	17	—
Between 4 to 5 years	22	—
Later than 5 years	379	—
	418	26,923

As at June 30, 2022 and December 31, 2021, the Group had unutilized bank borrowing facilities of US$177,814,000 and US$157,430,000 respectively.

11.  Commitments and Contingencies

The Group had the following capital commitments:

June 30,
2022
(in US$’000)
Property, plant and equipment
Contracted but not provided for	50,336

The Group does not have any other significant commitments or contingencies.

12.  Ordinary Shares

As at June 30, 2022, the Company is authorized to issue 1,500,000,000 ordinary shares.

On April 14, 2021, the Company issued 16,393,445 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

On June 30, 2021 and July 15, 2021, the Company issued an aggregate of 119,600,000 ordinary shares in a public offering on the HKEX with over-allotment option exercised in full for aggregate gross proceeds of US$614.9 million. Issuance costs totaled US$29.7 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

13.  Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (as amended on April 27, 2020) (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at June 30, 2022, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 48,811,458 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 660,570 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 635,424,660 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2021	29,160,990	4.49	7.21	53,990
Granted	10,174,840	5.96
Exercised	(815,190)	3.01
Cancelled	(1,287,650)	5.50
Expired	(42,400)	5.52
Outstanding at December 31, 2021	37,190,590	4.88	7.04	82,377
Granted (note)	5,930,820	2.15
Exercised	(44,490)	0.75
Cancelled	(3,037,980)	5.12
Expired	(998,145)	5.71
Outstanding at June 30, 2022	39,040,795	4.44	6.93	3,598
Vested and exercisable at December 31, 2021	16,077,770	4.24	4.91	46,491
Vested and exercisable at June 30, 2022	20,171,800	4.47	5.13	1,356

Note: Includes 861,220 share options (represented by 172,244 ADS) granted to an executive director in May 2022 where the number of share options exercisable is subject to a performance target based on a market condition covering the 3-year period from 2022 to 2024 which has been reflected in estimating the grant date fair value. The grant date fair value of such awards is US$0.24 per share using the Polynomial model. Vesting of such award will occur in March 2025.

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2022	December 31, 2021
Weighted average grant date fair value of share options (in US$ per share)	0.76	2.24
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	2.15	5.96
Share price at effective date of grant (in US$ per share)	2.10	5.91
Expected volatility (note (a))	46.1%	41.1%
Risk-free interest rate (note (b))	2.85%	1.62%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Cash received from share option exercises	34	242
Total intrinsic value of share option exercises	57	2,012

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s condensed consolidated statements of operations:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Research and development expenses	2,795	4,101
Selling and administrative expenses	871	3,749
Cost of revenues	75	75
	3,741	7,925

As at June 30, 2022, the total unrecognized compensation cost was US$17,673,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.94 years.

(ii)   LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards in 2021 and 2022 under the LTIP are as follows:

	Maximum cash
	amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
March 26, 2021	57.3	2021	note (a)
September 1, 2021	7.3	2021	note (a)
September 1, 2021	0.5	note (b)	note (b)
October 20, 2021	1.7	note (b)	note (b)
December 14, 2021	0.1	note (b)	note (b)
December 14, 2021	0.1	note (c)	note (c)
May 23, 2022	60.4	2022	note (a)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2021	3,510,675	14,155
Purchased	4,907,045	27,309
Vested	(278,545)	(1,450)
As at December 31, 2021	8,139,175	40,014
Purchased	14,028,465	48,084
Vested	(2,466,705)	(11,650)
As at June 30, 2022	19,700,935	76,448

For the six months ended June 30, 2022 and 2021, US$8,397,000 and US$2,532,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Research and development expenses	7,196	6,725
Selling and administrative expenses	4,228	3,542
Cost of revenues	213	165
	11,637	10,432
Recorded with a corresponding credit to:
Liability	3,297	5,814
Additional paid-in capital	8,340	4,618
	11,637	10,432

For the six months ended June 30, 2022 and 2021, US$15,351,000 and US$8,516,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2022 and December 31, 2021, US$782,000 and US$12,836,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at June 30, 2022, the total unrecognized compensation cost was approximately US$55,052,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

14.  Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Six Months Ended June 30, 2022
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Goods—Marketed Products	27,592	—	27,592
Goods—Distribution and Other Products	—	110,978	110,978
Services—Commercialization—Marketed Products	21,594	—	21,594
—Collaboration Research and Development	12,335	—	12,335
—Research and Development	263	—	263
Royalties	14,331	—	14,331
Licensing	14,954	—	14,954
	91,069	110,978	202,047

Third parties	90,806	109,340	200,146
Related parties (Note 17(i))	263	1,638	1,901
	91,069	110,978	202,047

	Six Months Ended June 30, 2021
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Goods—Marketed Products	16,948	—	16,948
Goods—Distribution and Other Products	—	114,511	114,511
Services—Commercialization—Marketed Products	15,030	—	15,030
—Collaboration Research and Development	4,795	—	4,795
—Research and Development	261	—	261
Royalties	5,817	—	5,817
	42,851	114,511	157,362

Third parties	42,590	112,200	154,790
Related parties (Note 17(i))	261	2,311	2,572
	42,851	114,511	157,362

15.  In-Licensing Arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group will be responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share (“Warrant Exercise Price”).

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory, the Group will incur tiered royalties based on net sales. As at June 30, 2022, no amounts of development and regulatory milestones, sales milestones or royalties had been paid.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as in-process research and development.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the condensed consolidated statements of operations. In June 2022, Epizyme announced it had entered a definitive merger agreement under which a third party would acquire all its outstanding shares for an amount per share less than the Warrant Exercise Price. Consequently, as at June 30, 2022, there was no fair value attributed to the warrant. For the six months ended June 30, 2022, a fair value loss of US$2.5 million was recognized to other expenses in the condensed consolidated statements of operations.

16.  Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Clinical trial related costs	122,513	72,721
Personnel compensation and related costs	52,738	41,056
Other research and development expenses	6,490	9,273
	181,741	123,050

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the six months ended June 30, 2022 and 2021, the Group has incurred research and development expenses of US$6,818,000 and US$6,146,000 respectively, related to such collaborative arrangements.

17.  Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	1,638	2,311
Revenue from research and development services from:
An equity investee	263	261
Purchases from:
Equity investees	2,225	1,954
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	77	186
An equity investee	62	—
	139	186
Rendering of management services from:
An indirect subsidiary of CK Hutchison	490	485

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,074	1,166
An equity investee (note (a))	255	—
	1,329	1,166
Other receivables, prepayments and deposits
Equity investees (note (a))	998	1,149
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (b) and (d))	2,002	1,915
An equity investee (note (a))	60	—
	2,062	1,915
Other non-current liabilities
An equity investee (note (c))	591	736
An indirect subsidiary of CK Hutchison (note (d))	10,013	9,766
	10,604	10,502

Notes:

(a)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(b)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(c)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.
(d)	As at June 30, 2022 and December 31, 2021, branding liability payable of approximately US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at June 30, 2022 and December 31, 2021, branding liability payable of approximately US$10,013,000 and US$9,766,000 were included in other non-current liabilities.
(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Sales	17,705	20,144
Purchases	3,442	7,211
Dividend paid	—	9,256

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2022	2021

	(in US$’000)
Accounts receivable	5,761	8,436
Accounts payable	2,802	2,062

18.  Income Tax Benefit/(Expense)

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Current tax
HK	80	226
PRC	1,008	2,184
U.S. and others	1,694	231
Total current tax	2,782	2,641
Deferred income tax benefits	(6,997)	(782)
Income tax (benefit)/expense	(4,215)	1,859

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(200,636)	(140,447)
Tax calculated at the statutory tax rate of the Company	(33,105)	(23,174)
Tax effects of:
Different tax rates applicable in different jurisdictions	1,771	3,585
Tax valuation allowance	41,374	28,971
Preferential tax rate difference	(67)	(253)
Preferential tax deduction and credits	(18,169)	(11,288)
Expenses not deductible for tax purposes	3,070	3,034
Utilization of previously unrecognized tax losses	(1)	(864)
Withholding tax on undistributed earnings of PRC entities	1,681	2,360
Income not subject to tax	(611)	(436)
Others	(158)	(76)
Income tax (benefit)/expense	(4,215)	1,859

19.  Losses Per Share

(i)   Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Six Months Ended June 30,
	2022	2021
Weighted average number of outstanding ordinary shares in issue	849,283,553	729,239,181
Net loss attributable to the Company (US$’000)	(162,861)	(102,397)
Losses per share attributable to the Company (US$ per share)	(0.19)	(0.14)

(ii)  Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

For the six months ended June 30, 2022 and 2021, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the six months ended June 30, 2022 and 2021.

20.  Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:
(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and
(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

The segment information is as follows:

	Six Months Ended June 30, 2022
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	27,552	—	27,552	63,517	91,069	110,978	—	202,047
Interest income	376	—	376	—	376	92	1,514	1,982
Equity in earnings of equity investees, net of tax	(2)	—	(2)	—	(2)	33,551	—	33,549
Segment operating (loss)/profit	(92,529)	(103,305)	(195,834)	9,875	(185,959)	36,142	(16,866)	(166,683)
Interest expense	—	—	—	—	—	—	(404)	(404)
Income tax (expense)/benefit	(255)	6,912	6,657	(436)	6,221	(317)	(1,689)	4,215
Depreciation/amortization	(3,827)	(237)	(4,064)	—	(4,064)	(154)	(158)	(4,376)
Additions to non-current assets (other than financial instruments and deferred tax assets)	8,947	227	9,174	—	9,174	160	13	9,347

	June 30, 2022
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	179,102	27,371	206,473	52,424	258,897	221,742	713,694	1,194,333
Property, plant and equipment	41,096	1,852	42,948	—	42,948	639	472	44,059
Right-of-use assets	3,309	3,470	6,779	—	6,779	1,488	1,196	9,463
Leasehold land	12,494	—	12,494	—	12,494	—	—	12,494
Goodwill	—	—	—	—	—	3,259	—	3,259
Other intangible asset	—	—	—	—	—	122	—	122
Investments in equity investees	461	—	461	—	461	82,538	—	82,999

	Six Months Ended June 30, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	5,056	—	5,056	37,795	42,851	114,511	—	157,362
Interest income	523	2	525	—	525	145	361	1,031
Equity in earnings of equity investees, net of tax	40	—	40	—	40	42,926	—	42,966
Segment operating (loss)/profit	(69,961)	(62,341)	(132,302)	4,707	(127,595)	44,663	(14,307)	(97,239)
Interest expense	—	—	—	—	—	—	(242)	(242)
Income tax (expense)/benefit	(109)	1,492	1,383	(571)	812	(265)	(2,406)	(1,859)
Depreciation/amortization	(3,198)	(67)	(3,265)	—	(3,265)	(160)	(97)	(3,522)
Additions to non-current assets (other than financial instruments and deferred tax assets)	10,183	466	10,649	—	10,649	632	66	11,347

	December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	166,802	19,870	186,672	35,978	222,650	225,898	924,113	1,372,661
Property, plant and equipment	38,049	1,862	39,911	—	39,911	746	618	41,275
Right-of-use assets	4,798	3,768	8,566	—	8,566	1,827	1,486	11,879
Leasehold land	13,169	—	13,169	—	13,169	—	—	13,169
Goodwill	—	—	—	—	—	3,380	—	3,380
Other intangible asset	—	—	—	—	—	163	—	163
Investments in equity investees	480	—	480	—	480	75,999	—	76,479

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between PRC and U.S. and others under Oncology/Immunology segment was US$68,015,000 and US$14,837,000 for the six months ended June 30, 2022 and 2021 respectively.

There were two customers which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2022: Customer A of US$39,034,000 and Customer B of US$36,282,000. There were two customers which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2021: Customer A of US$30,981,000 and Customer C of US$20,144,000. Customers A and B are included in Oncology/Immunology and Customer C is primarily included in Other Ventures.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss attributable to the Company is as follows:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Segment operating loss	(166,683)	(97,239)
Interest expense	(404)	(242)
Income tax benefit/(expense)	4,215	(1,859)
Net loss/(income) attributable to non-controlling interests	11	(3,057)
Net loss attributable to the Company	(162,861)	(102,397)

21.  Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net loss for the period to net cash used in operating activities:

	Six Months Ended June 30,
	2022	2021

	(in US$’000)
Net loss	(162,872)	(99,340)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,376	3,522
Share-based compensation expense—share options	3,741	7,925
Share-based compensation expense—LTIP	11,637	10,432
Equity in earnings of equity investees, net of tax	(33,549)	(42,966)
Dividend received from an equity investee	22,692	42,051
Changes in right-of-use assets	2,221	(1,468)
Fair value loss on warrant	2,452	—
Other adjustments	1,665	(2,464)
Changes in working capital
Accounts receivable	6,397	(10,937)
Other receivables, prepayments and deposits	10,735	(5,368)
Inventories	(10,362)	(5,669)
Accounts payable	9,828	(3,099)
Other payables, accruals and advance receipts	39,235	33,863
Others	1,945	2,199
Total changes in working capital	57,778	10,989
Net cash used in operating activities	(89,859)	(71,319)

22.  Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$38.0 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group and if Luye does not appeal the dismissal, the Group will be seeking to enforce the Award by drawing down on the bank guarantee. No Award amounts have been received as at the issuance date of these condensed consolidated financial statements. Hence no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at June 30, 2022. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$0.6 million, US$0.9 million and US$1.2 million respectively.

23.  Subsequent Events

The Group evaluated subsequent events through August 1, 2022, which is the date when the interim unaudited condensed consolidated financial statements were issued.